UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

Tele Norte Leste

Participações S.A.

Report of the independent auditors

on the special review of the

Quarterly Report—ITR

covering the periods ended on

September 30, 2008 and 2007

REPORT ON THE SPECIAL REVIEW

To the management and shareholders

Tele Norte Leste Participações S.A.

1	We have conducted a special review of the quarterly report (ITR) issued by Tele Norte Leste Participações S.A. (parent company and consolidated) for the quarter ended on September 30, 2008, comprising the balance sheet, statement of income, performance report and explanatory notes, prepared under the responsibility of the company’s management. The review of the accounting information for the quarter ended on September 30, 2008 of the indirect subsidiaries TNL PCS S.A. (“Oi”) and Tele Norte Celular Participações S.A., used for calculating the equity accounting and consolidating the accounts, as described in Note 15, was carried out under the responsibility of other independent auditors. Any reference in our report to amounts for these subsidiaries is exclusively based on the reports of those independent auditors.

2	Our review was conducted in accordance with the specific standards set down by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), and mainly consisted: (a) inquiries and discussion with the administrators responsible for the company’s accounting, financial and operational areas, as to the principal criteria adopted in the preparation of the quarterly reports; and (b) reviewing the information and subsequent events that have or could come to have a material effect on the company’s financial position and operations.

3	Based on our special review and on the reports issued by other independent auditors, we are not aware of any material changes that should be made to the accounting information contained in the above mentioned quarterly report, in order for it to be in accordance with the regulations issued by the CVM (Brazilian Securities Commission) that are applicable to the preparation of quarterly reports, including CVM Instruction no 469/08.

4	As mentioned in note 2 (c), Law n° 11,638 was promulgated on December 28, 2007 and came into effect as from January 1, 2008. This law has modified, revoked and introduced new provisions regarding Law n° 6,404/76 (Brazilian Corporation Law) and brings about changes in the accounting practices adopted in Brazil (Brazilian GAAP). Although the law has already come into effect, some of the changes that it introduces require their adoption as standards by the regulatory bodies in order for them to be put into practice by the companies. So, during this transition phase, the CVM, through CVM Instruction nº 469/08, has allowed companies not to apply all the provisions of Law n° 11,638/07 in preparing their Quarterly Reports (ITRs). Hence, the financial statements contained in the Quarterly Information—ITR for the quarter ended on September 30, 2008 were prepared according to specific CVM instructions and have not included all the modifications in the accounting practices introduced by Law n° 11,638/07.

Rio de Janeiro, October 29, 2008.

José Luiz de Souza Gurgel

Partner-accountant

CRC RJ – 087339/O-4

BDO Trevisan Auditores Independentes

CRC 2SP013439/O-5 “S” RJ

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

01.01—IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
01765-5	TELE NORTE LESTE PARTICIPAÇÕES S.A.	02.558.134/0001-58

4 - NIRE
3330026253-9

01.02—HEAD OFFICE

1 - ADDRESS		2 - DISTRICT
Rua Humberto de Campos, 425 - 8º andar		Leblon

3 - POST CODE	4 - TOWN OR CITY			5 - STATE
22430-190	Rio de Janeiro			RJ

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE.	9 - TELEPHONE	10 - TELEX
021	3131-1208	3131-1110	3131-1315

11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
021	3131-1144	3131-1155

15 - E-MAIL invest@oi.net.br

01.03—DIRECTOR OF INVESTOR RELATIONS (company address for correspondence)

1 - NAME				2 - ADDRESS
José Luís Magalhães Salazar				Rua Humberto de Campos, 425 - 8º andar

3 - DISTRICT	4 - POST CODE		5 - TOWN OR CITY		6 - STATE
Leblon	22430-190		Rio de Janeiro		RJ

7 - AREA CODE	8 - TELEPHONE	9 -TELEPHONE	10 -TELEPHONE	11 - AREA CODE	12 - FAX
021	3131-1123			021	3131-1155

13 - E-MAIL jls@oi.net.br

01.04—AUDITING REFERENCES

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 -BEGINNING	2 - END	3 - NÚMBER	4 - BEGINNING	5 - END	6 - NÚMBER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008

9 - NAME OF AUDITORS					10 - CVM CÓDE
BDO Trevisan Auditores Independentes					210-0

11 - NAME OF INDIVIDUAL RESPONSIBLE					12 - CPF OF INDIVIDUAL RESPONSIBLE
José Luiz de Souza Gurgel					918.587.207-53

01.05—CAPITAL STRUCTURE

Number of Shares (thousand)	1 - Current quarter to 09/30/2008	2 - Previous quarter to 06/30/2008	2 - Equal period last year to 09/30/2007
Paid-in Capital
1 - Common	130,612	130,612	130,612
2 - Preferred	261,223	261,223	261,223
3 - Total	391,835	391,835	391,835
Treasury Stock
4 - Common	3,071	3,071	3,238
5 - Preferred	6,475	6,475	6,475
6 - Total	9,546	9,546	9,713

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

01.06—CORPORATE PROFILE

1 - TYPE OF COMPANY	2 - SITUATION	3 - NATURE OF SHAREHOLDER CONTROL	4 - CODE / ACTIVITY
Commercial, Industrial and Others	Operational	Brazilian holding company	1130 - Telecommunications

5 - MAIN ACTIVITY	6 - TYPE OF CONSOLIDATION	7 - TYPE OF AUDITOR’S REPORT
Telecommunications services	Full	Without proviso

01.07—COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08—DIVIDENDS AND/OR IOC DECLARED AND/OR PAID OUT DURING AND/OR AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVED	4 - DIVIDEND / IOC	5 - PAYMENT INITIATED	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE (reais)
01	EGM	04/04/2008	Interest on capital	04/30/2009	Common	0.6210
02	EGM	04/04/2008	Interest on capital	04/30/2009	Preferred	0.6210
03	Board meeting	08/28/2008	Dividend	09/19/2008	Common	3.1390
04	Board meeting	08/28/2008	Dividend	09/19/2008	Preferred	3.1390

01.09—SUBSCRIBED CAPITAL AND CHANGES WITHIN THE CURRENT FINANCIAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (thousand reais)	4 - CHANGE (thousand reais)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - ISSUE PRICE (reais)
01	04/04/2008	5,448,731	760,000	Retained earnings

01.10—DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01—BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
1	TOTAL ASSETS	12,672,919	13,666,081
1.01	CURRENT ASSETS	3,393,506	1,111,270
1.01.01	CASH & EQUIVALENT	2,626,256	767,400
1.01.02	CREDITS	0	0
1.01.03	OTHER	767,250	343,870
1.01.03.01	DEFERRED / RECOVERABLE TAXES	320,087	329,129
1.01.03.02	RELATED PARTY CREDITS	433,074	0
1.01.03.02.01	DIVIDENDS & INTEREST ON CAPITAL	433,074	0
1.01.03.03	PREPAID EXPENSES	13,452	14,393
1.01.03.04	OTHER CURRENT ASSETS	637	348
1.02	NON-CURRENT ASSETS	9,279,413	12,554,811
1.02.01	LONG TERM ASSETS	306,064	321,517
1.02.01.01	SUNDRY CREDITS	222,351	239,635
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	222,351	239,635
1.02.01.01.02	CREDITS RECEIVABLE	0	0
1.02.01.02	RELATED PARTY CREDITS	19,268	15,459
1.02.01.02.01	CREDITS IN RELATION TO SUBSIDIARIES	19,268	15,459
1.02.01.03	OTHER	64,445	66,423
1.02.01.03.01	JUDICIAL DEPOSITS & EMBARGOES	8,010	7,813
1.02.01.03.02	TAX INCENTIVES	9,286	9,286
1.02.01.03.03	PREPAID EXPENSES	47,041	49,216
1.02.01.03.04	OTHER LONG TERM ASSETS	108	108
1.02.02	PERMANENT ASSETS	8,973,349	12,233,294
1.02.02.01	INVESTMENT	8,959,696	12,219,230
1.02.02.01.01	HOLDINGS IN AFFILIATES	8,952,064	12,211,598
1.02.02.01.02	OTHER INVESTMENTS	7,632	7,632
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	11,449	11,770
1.02.02.03	INTANGIBLE ASSETS	2,204	2,294
1.02.02.04	DEFERRED ASSETS	0	0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.02—BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
2	TOTAL LIABILITIES	12,672,919	13,666,081
2.01	CURRENT LIABILITIES	1,079,955	730,239
2.01.01	LOANS & FINANCING	677,784	615,942
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	1,165	0
2.01.04	TAXES & CONTRIBUTIONS	19,527	19,100
2.01.04.01	DEFERRED / PAYABLE TAXES	3,230	3,055
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	16,297	16,045
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	333,894	91,634
2.01.06	DEBT TO RELATED PARTIES	43,152	0
2.01.06.01	DIVIDENDS & INTEREST ON CAPITAL	43,152	0
2.01.07	OTHER	4,433	3,563
2.01.07.01	PAYROLL & SOCIAL CHARGES / BENEFITS	1,590	1,617
2.01.07.02	OTHER CURRENT LIABILITIES	2,843	1,946
2.02	NON-CURRENT LIABILITIES	1,200,891	1,297,644
2.02.01	LONG TERM LIABILITIES	1,200,891	1,297,644
2.02.01.01	LOANS & FINANCING	553,658	661,456
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	675	794
2.02.01.04	DEBTS TO RELATED PARTIES	437,403	424,310
2.02.01.05	OTHER	209,155	211,084
2.02.01.05.01	REFIS II - TAX REFINANCING PROGRAM	141,259	143,086
2.02.01.05.02	OTHER LONG TERM LIABILITIES	67,896	67,998
2.02.02	UNREALIZED EARNINGS	0	0
2.03	NET EQUITY	10,392,073	11,638,198
2.03.01	CAPITAL STOCK	5,448,731	5,448,731
2.03.02	CAPITAL RESERVES	29,363	29,363
2.03.03	REVENUE RESERVES	4,252,296	5,452,301
2.03.03.01	LEGAL RESERVE	324,811	324,811
2.03.03.02	UNREALIZED INCOME RESERVE	0	0
2.03.03.03	OTHER REVENUE RESERVES	3,927,485	5,127,490
2.03.03.03.01	INVESTMENT RESERVE	4,296,028	5,496,033
2.03.03.03.02	TREASURY STOCK	(368,543)	(368,543)
2.03.04	RETAINED EARNINGS / ACCUMULATED LOSSES	661,683	707,803

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

03.01—STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - From: 07/01/2008 To: 09/30/2008	4 - From: 01/01/2008 To: 09/30/2008	5 - From: 07/01/2007 To: 09/30/2007	6 - From: 01/01/2007 To: 09/30/2007
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME / (EXPENSES)	250,465	941,135	609,131	1,371,488
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(8,813)	(22,342)	(6,741)	(23,267)
3.06.03	FINANCIAL INCOME / (EXPENSES) - NET	(65,266)	(114,366)	(16,100)	(55,258)
3.06.03.01	FINANCIAL INCOME	22,322	51,542	19,959	66,675
3.06.03.02	FINANCIAL EXPENSES	(87,588)	(165,908)	(36,059)	(121,933)
3.06.04	OTHER OPERATING INCOME	0	0	125	2,050
3.06.05	OTHER OPERATING EXPENSES	(450)	(1,570)	295	(727)
3.06.06	EQUITY ADJUSTMENTS	324,994	1,079,413	631,552	1,448,690
3.07	OPERATING INCOME / (EXPENSES) - NET	250,465	941,135	609,131	1,371,488
3.08	NON-OPERATING INCOME / (EXPENSES) - NET	0	(3,655)	8,646	8,646
3.08.01	INCOME	0	0	16,855	16,855
3.08.02	EXPENSES	0	(3,655)	(8,209)	(8,209)
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	250,465	937,480	617,777	1,380,134
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	0	(8)	0	0
3.11	DEFERRED INCOME TAX & SOCIAL CONTRIBUTION	(17,285)	3,511	3,541	20,562
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	NET PROFIT / (LOSS) FOR THE PERIOD	233,180	940,983	621,318	1,400,696
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	382,289	382,289	382,122	382,122
	PROFIT PER SHARE (R$)	0.60996	2.46144	1.62597	3.66557

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COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

1	Background

Tele Norte Leste Participações S.A. ( “the company” or “TNL”) was founded on May 22, 1998, upon the break-up and privatization of Telecomunicações Brasileiras S.A. (“Telebrás”). The company’s main activities are taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company controlled by Telemar Participações S.A. (“Telemar Participações”), which, as at September 30, 2008, held 17.48% of the company’s total share capital and 52.45% of its voting capital.

TNL is registered with the CVM (Brazilian Securities Commission) as a listed company whose shares are traded at the São Paulo Stock Exchange (BOVESPA). It is also registered with the SEC (U.S. Securities & Exchange Commission) and its Level II ADSs (American Depositary Shares) are listed at the New York Stock Exchange (NYSE) and traded as ADRs (American Depositary Receipts). Currently, 49.52% of the company’s preferred stock is traded at the NYSE in the form of ADRs.

(a)	The company’s main business is divided into two segments:

Wireline Services

Telemar Norte Leste S.A. (“TMAR”) is controlled by TNL, which as at September 30, 2008, held 81.92% of the company’s total share capital and 97.35% of its voting capital.

TMAR is the main provider of wireline services within its designated area of operations – National Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of Sector 3 of this Region, corresponding to the 57 municipalities of the “Triângulo Mineiro [Minas Triangle]” and “Alto Paranaíba [Upper Paranaíba River]” regions in the state of Minas Gerais, where the Companhia de Telecomunicações do Brasil Central (CTBC) is the designated operator). These services are provided under the concessions granted by the National Telecommunications Agency (ANATEL), the regulatory body for the Brazilian telecom sector.

TMAR also holds the ANATEL concession to provide national long distance services within the same region. Until July 20, 2002, the concession only allowed for the provision of outgoing and incoming calls within said operating area. As from that date, TMAR was also allowed to provide outgoing calls from Region I (excluding Sector 3) to the rest of the country, as a result of the company having already met its obligations under the General Plan for Universal Access Targets (PGMU), the deadline for which was December 31, 2003.

On December 22, 2005, new concession contracts were signed, with effect from January 1, 2006 and valid until December 31, 2025. In return, every two years, the concession holder has to pay ANATEL the equivalent of 2% of the previous year’s net revenue from telecom services. At the same time, new quality and universal access targets came into effect, as defined under the new PGMU and PGMQ (General Plan for Quality Targets).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

On July 9, 2007, the government published in it’s Official Daily Government Newspaper (D.O.U.) the contractual amendments covering the transfer, from TNL PCS S.A. (“Oi”) to TMAR, of the authorization to provide Commutated Fixed Telephone Services (STFC), in the formats: (i) NLD—National Long Distance: in Region II, Region III and Sector 3 of Region I; and (ii) ILD—International Long Distance: throughout Brazil.

Wireless Services

•

Oi, acquired by TMAR on May 30, 2003, had been set up for the purpose of bidding at ANATEL’s 001/2000 auction of SMP (Personal Mobile Services) concessions and acquired therein the rights to provide such services in Region I, for an indefinite period, as long as the authorization terms are met. The authorization was officially granted to Oi by ANATEL on March 12, 2001, along with the right to use the corresponding radio frequencies for a period of 15 years, renewable for another 15 years, under onerous title, in return for the payment, every two years, of the equivalent of 2% of the previous year’s net revenue from SMP.

Due to regulatory circumstances, the SMP authorization and granting of the corresponding radio frequencies only became effective as from June 26, 2002, when Oi began its commercial operations.

As from November 30, 2005, with its takeover of Pegasus Telecom S.A., Oi also began to provide multimedia communication services (SCM) in Regions I, II and III.

Along with the authorization for SMP services, Oi was also authorized to provide STFC services, for an unlimited period, in the following formats: (i) NLD in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre, together with the Federal District; in Region III, which covers the state of São Paulo; and in Sector 3 of Region I; and (ii) ILD throughout Brazil. These authorizations were all subsequently transferred to TMAR, by means of Appendix nº 1 to ANATEL Authorization nº 205/2002/SPB and Appendix nº 1 to ANATEL Authorization nº 206/2002/SPB, published in the D.O.U. of July 9, 2007.

On December 6, 2007, the government published in the D.O.U. Act nº 68,982, of December 5, 2007, which partially ratifies the result of ANATEL Public Tender nº 001/2007/SPV, authorizing Oi to provide SMP and use the corresponding radio frequencies in the state of São Paulo, as well as the extension of its bandwidth in all the states within Region I, namely: Amazonas, Roraima, Amapá, Pará, Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Minas Gerais, Espírito Santo and Rio de Janeiro.

At an Extraordinary General Meeting on March 7, 2008, Oi’s shareholders approved the absorption of Telemar Telecomunicações Ltda. by the parent company Oi, in view of their desire for a corporate restructuring of the Oi Group.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

On April 29, 2008, the documents were signed granting authorization for Oi to use the corresponding radio frequencies to provide 3G (third generation) SMP within Regions I and III (with the exception of the area around the city of Franca, in the interior of the state of São Paulo).

Further authorization documents were signed on September 8, 2008, granting Oi the use of the corresponding radio frequencies to provide 2G (second generation) SMP, using GSM technology, in the state of São Paulo, outside the state capital, and within Regions II and III, for 15 years, renewable for an equal period.

•

Amazônia Celular S.A. (“Amazônia”) is a subsidiary of Tele Norte Celular Participações S.A. (“TNCP”), which holds 74.96% of its total share capital. The company has a total of five authorizations to provide mobile telephone services and other activities that are necessary or helpful to the provision of such services, within the states of Amazonas, Roraima, Amapá, Pará and Maranhão.

The expiry dates of the authorizations to use the corresponding radio frequencies are as follows:

Area	Maturity
Sector 13 – Maranhão	April 2009
Sector 14 – Pará	March 2009
Sector 15 – Amapá	May 2009
Sector 16 – Amazonas	August 2009
Sector 17 – Roraima	July 2009

On March 5, 2008 ANATEL published Act nº 1,261, by which the regulator consented to the transfer of a controlling stake in TNCP, and consequently in Amazônia, to TMAR, and laid down guidelines for the surrendering of the radio frequencies held by Amazônia. Among other things, the aforementioned act determined the following:

i)	Amazônia would become part of TMAR, but the terms and conditions for providing services to its customers should remain the same;

ii)	Amazônia is authorized by ANATEL to use, for a period of 18 months, the radio frequencies granted to Oi to provide SMP, in the 900 Mhz and 1,800 Mhz wavebands, under the terms of the specific regulation;

iii)	The authorizations held by Amazônia for the use of radio frequencies have been cancelled and, as a result, so has the company’s authorization to provide SMP. A period of 90 days was granted (which has been extended for an equal period) for the users of Amazônia’s 900 Mhz and 1,800 Mhz radio frequencies to be transferred to the corresponding frequencies granted to Oi, and a period of 18 months was granted for the utilization of a 10 Mhz band at 850 Mhz (the other 15 Mhz has already been surrendered);

iv)	Oi has been allowed to use the same numbering that had been assigned to Amazônia.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

In view of the above decision by ANATEL, Amazônia has already surrendered its rights to use of the 1,800 Mhz radio frequency and the 15 Mhz band at 850 Mhz. The 900 Mhz radio frequency was surrendered on September 3, 2008.

On May 5, 2008, TMAR, along with Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários, which brokered the deal, presented their requests to the CVM for the registration of obligatory public offerings for the remaining TNCP and Amazônia common stock that is in circulation, in compliance with the provisions of Law nº 6,404/1976, Article 254-A, and CVM Instruction nº 361/2002.

On September 16, 2008, the notices for the respective obligatory public offerings were announced to the holders of TNCP common stock, at a price of R$ 79.51 per share, and of Amazônia common stock, at R$ 121.61 per share. These prices are equivalent to 80% of the price paid by TMAR to Vivo for its TNCP and Amazônia common stock, pursuant to Article 254-A of Law nº 6,404/1976. On October 14, 2008, TMAR, TNCP and Amazônia announced, through a Material Information release, that the obligatory public offerings had been temporarily suspended and that the auctions, scheduled for October 16, 2008, had been postponed, pending a definitive decision by the CVM regarding its reconsideration of the initial granting of registration of the respective obligatory public offerings. The CVM’s technical department concluded that the amount paid by TMAR to Vivo Participações S.A. (and, consequently, the amount paid by Vivo to Telpart Participações S.A.) for the subscription rights to the TNCP shares, to the sum of R$ 22,610,739.14, represented the price of the controlling stake in TNCP, and that this should be extended to the minority shareholders with voting rights, in the obligatory public offerings. Accordingly, TMAR should conduct the obligatory public offerings at the prices of R$ 93.58 per TNCP common share and R$ 143.13 per Amazônia Celular common share. TMAR will take the necessary steps to appeal to the CVM board against this decision by their Securities Registration Department.

TMAR has also submitted for registration with the CVM and the SEC (U.S. Securities & Exchange Commission) the notices for voluntary public offerings for all the outstanding TNCP and Amazônia preferred stock. On July 18, 2008 TMAR gave notice of a voluntary public offering for TNCP preferred stock at a price of R$ 33.00 per share. The auction was held at the São Paulo Stock Exchange (BOVESPA) on August 19, 2008, where TMAR acquired approximately 93.9% of the outstanding TNCP preferred stock, representing all the preferred stock on offer, as well as all the ADSs available at the auction.

The holders of the remaining TNCP preferred stock in circulation, including those represented by ADSs, may exercise their right to sell such shares at the public offer price of R$ 33.00 each, corrected monetarily according to the variations of the average daily CDI (Interbank Deposit Certificate) rate, on a pro-rata basis from the auction settlement date – August 22, 2008 – to the effective payment date. The period for exercising such right ends on November 19, 2008. Due to the significant number of preferred shares purchased by TMAR in the voluntary public offering, TNCP announced in a material information release, on October 1, 2008, that it had cancelled the listing of its ADRs at the NYSE. Furthermore, TNCP and the Bank of New York Mellon (“BoNY”), the issuer of TNCP’s ADRs, have jointly cancelled their Deposit Agreement for the issuing of the ADRs. As a result, the BoNY will

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

make every effort to sell, by November 18, 2008, all the ADR-linked preferred stock that has still not been withdrawn from TNCP’s ADR program. As at September 30, 2008, TMAR held 3,979,123 preferred shares in TNCP.

On September 22, 2008, TMAR gave notice of a voluntary public offering for the outstanding preferred stock of Amazônia, at a price of R$ 38.00 per share. The auction was held at the São Paulo Stock Exchange (BOVESPA) on October 22, 2008, where TMAR acquired 64,860 class “A” preferred shares, 113,571 class “B” preferred shares, 14,800 class “C” preferred shares, 174,875 class “D” preferred shares and 552,908 class “E” preferred shares, representing around 74.12% of the Amazônia preferred stock still in circulation. As a result, TMAR holds, directly or indirectly, a total of 3,295,179 preferred shares issued by Amazônia, representing approximately 91.11% of the total preferred shares in that company.

(b)	Directly controlled subsidiaries

•

TNL.Net Participações S.A. (“TNL.Net”), which is a fully-owned subsidiary of TNL, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, that are directly or indirectly involved in internet related activities, within Brazil or abroad;

•	TNL Trading S.A. (“TNL Trading”), a fully-owned subsidiary of TNL, has the corporate purpose of importing and exporting consumer goods. The company has been inoperative since April 2005; and

•

TNL PCS Participações S.A. (“TNL PCS Participações”), a fully-owned subsidiary of TNL, has the corporate purpose of providing telecom services in any of its formats. The company began operating in December 2007.

(c)	Indirectly controlled subsidiaries

•

Companhia AIX de Participações (“AIX”), a jointly controlled company acquired by TMAR on December 31, 2003, has the corporate purpose of providing pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, as a service to TMAR;

•	Telemar Internet Ltda. (“Oi Internet”), a fully-owned subsidiary of TMAR, has the corporate purpose of providing internet access services, and started its operations in January 2005;

•

Coari Participações S.A. (“Coari”), bought by TMAR in December 2003, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. The company started its operations on April 25, 2008, when it bought out the companies Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”). On May 30, 2008, Coari also acquired Copart 3 Participações S.A. (“Copart 3”);

•

Copart 1, acquired by Coari on April 25, 2008, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. On May 2, 2008, Copart 1 began its operations with the successive acquisition of preferred

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

stock (BRTP4) issued by Brasil Telecom Participações S.A., including through a voluntary public offering held on July 22, 2008. As at September 30, 2008, TMAR held 76,645,842 such preferred shares, valued at R$ 2,059,937, which represented 33.3% of that company’s preferred stock and 21.1% of its total share capital;

•

Copart 2, acquired by Coari on April 25, 2008, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. On May 2, 2008, Copart 2 began its operations with the successive acquisition of preferred stock (BRTO4) issued by Brasil Telecom S.A., including through a voluntary public offering held on July 22, 2008. As at September 30, 2008, TMAR held 58,956,565 such preferred shares, valued at R$ 1,210,925, which represented 18.9% of that company’s preferred stock and 10.5% of its total share capital; and

•

Copart 3, acquired by Coari on May 30, 2008, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. This company has not yet initiated its operations.

•

Calais Participações S.A. (“Calais”), bought by TMAR in December 2004, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. This company is still not operational;

•

Serede Serviços de Rede S.A. (“Serede”), bought by TMAR on June 11, 2007, has the corporate purpose of providing network construction, installation, operation and maintenance services and the purchasing, selling, importing and exporting of equipment. The company started its operational activities in August 2007;

•

Way TV Belo Horizonte S.A. (“Way TV”), bought by TNL PCS Participações on July 27, 2006, with the acquisition authorized by ANATEL on November 12, 2007, has the corporate purpose of providing telecom services, including cable television and multimedia communication services (SCM), performing activities that are directly or indirectly related to its corporate purpose, including the selling or renting of equipment and operating a cable TV channel offering programs to a local audience, and providing consultancy services in its area of operations, embracing the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, as well as taking equity stakes in other companies;

•

Paggo Empreendimentos S.A. (“Paggo”), bought by Oi on December 17, 2007, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, and the buying, selling and administration of its own properties and real-estate incorporation. It has a controlling stake in two companies: Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”) and Paggo Administradora de Crédito Ltda. (“Paggo Administradora”); and

•

Paggo Acquirer has the following corporate purposes: (i) the registration and administration of payments through networks of retail outlets and service providers, using credit systems or some other available means of payment; (ii) the recording, transmission, processing, guaranteeing and settlement of all such transactions carried out at approved establishments; and (iii) supplying the necessary technology and equipment for the suitable functioning of the payment systems; and

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

•

Paggo Administradora has the following corporate purposes: (i) registration, evaluation and approval of clients who seek to join the company’s payment systems; (ii) coordinating the relations between all the integral parts of the payment systems, participating networks, commercial establishments, service providers, financial institutions and others; (iii) controling and updating of data records and providing information on the transactions carried out using the payment systems; and (iv) providing administrative services for adopted payment systems, including the recording, transmission, processing, guaranteeing and settlement of all such transactions.

•

Tele Norte Leste Celular (“TNCP”), bought on April 3, 2008 by TMAR, which holds 78.61% of its total share capital, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. TNCP is the holding company for Amazônia Celular S.A (“Amazônia”, see above) and is listed at the BOVESPA and the SEC.

All telephone services in Brazil are subject to regulation and supervision by ANATEL, in accordance with Law nº 9,472/1997.

2	Main accounting practices

(a)	The accounting information contained in the Quarterly Reports (ITRs) was prepared and is presented in accordance with the accounting principles determined by the CVM, applied in the same manner as those adopted in the preparation of the financial statements for the financial year ended on December 31, 2007, apart from the alterations described in item (c) below.

(b)	TNCP and Amazônia adopt certain accounting practices that differ from those adopted by the other companies in the Oi Group.

Among those differences, we draw attention to the following:

(i)	Amazônia records promotional bonuses, granted to customers in the pre-paid segment upon the act of registering credits, as they are consumed, under gross revenue, with a balancing item under deductions from gross revenue, whereas Oi records such revenue at the net value;

(ii)	The subsidy on sales of handsets to customers on post-paid plans is recorded directly to income by Amazônia, whereas at Oi such costs are deferred, in accordance with the period stipulated in the relevant contractual clauses; and

(iii)	The FISTEL fee levied on the activation of handsets is recorded directly to income by Amazônia, whereas at Oi these amounts are recorded as pre-paid expenses and are amortized over the minimum customer churn period.

In order to align the accounting practices described in item (i) above, and for the suitable presentation of the consolidated statement of income for the quarter ended on September 30, 2008, the sum of R$ 318,304 (relating to the period April to September 2008) was reclassified for Amazônia, by reducing the consolidated gross revenue (outgoing calls), with a balancing item under deductions from consolidated gross revenue. The other differences in accounting practices will be altered as the systemic and operational consolidations are carried out, since the management believes that such alterations will not have a material effect on the consolidated financial statements of the Oi Group.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(c)	Law nº 11,638/2007

Law no 11,638 was enacted on December 28, 2007, making alterations in the Brazilian Corporate Legislation (Law no 6,404/1976). The new law, which came into effect as from 2008, introduces a variety of changes regarding the preparation of financial statements, to bring them into alignment with the International Financial Reporting Standards – IFRS, and grants the CVM the power to issue rules governing publicly listed companies.

The principal changes introduced by this law are:

(i)	Replacement of the Statement of Changes in Financial Position for the Cash Flow Statement;

(ii)	The obligatory presentation of the Value Added Statement;

(iii)	The possibility of including the tax records within the commercial records, with the preparation of separate commercial and tax statements;

(iv)	The introduction of the sub-items “net equity adjustment”, under shareholders’ equity, and “intangible assets”, under permanent assets;

(v)	Establishing standard criteria for the valuation and classification of financial instruments;

(vi)	The recognition of assets and liabilities arising from commercial leasing operations;

(vii)	The obligatory assessment of the degree of recoverability of non-current assets;

(viii)	Changes in the parameters for assessing the value of subsidiaries using the equity accounting method;

(ix)	Criteria established for recognizing donations and subsidies for the purpose of investment;

(x)	The obligatory recording of new assets at market value, in the event of a takeover, merger or split; and

(xi)	The introduction of the concept of adjustment to present value for operations involving long-term assets and liabilities, as well as for significant short-term ones.

TNL and its subsidiary TMAR have both already adopted the presentation of the Cash Flow Statement and Value Added Statement in their annual financial statements and the separation of intangible assets under permanent assets, and the latter procedure has also been adopted by TNL’s other subsidiaries.

On May 2, 2008, the CVM released Instruction nº 469/2008, which addresses the application of Law nº 11,638/2007. Among other things, this document confirms the position regarding the option to fully apply Law nº 11,638/2007 in the Quarterly Reports. However, those companies choosing not to adopt the provisions of the law at this time must disclose in the notes to the financial statements the accounting impact of any

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

alterations that could affect the year-end financial statements. The principal requirements of CVM Instruction nº 469/2008 are the immediate adoption of certain alterations. We hereby present the effects of alignment with the Law nº 11,638/2007, as pertaining to TNL and its subsidiaries:

(i)	The obligation to disclose information regarding the impact on the financial statements of remuneration relating to the share option scheme, as described in Note 27 (d);

(ii)	Assets and liabilities stemming from long term transactions, or from short term ones if the impact is significant, must be adjusted to present value using discount rates that reflect the best current market assessments, in terms of value over time and the specific risks involved. The new rule led to the recording of an adjustment to present value of the amounts payable to ANATEL by the subsidiary Oi in relation to concessions, as described in Note 20. The company’s other long-term assets and liabilities are corrected monetarily according to post-determined market rates and are therefore already recorded at present realizable value;

(iii)	The obligation to temporarily reclassify premiums on the issuing of debentures, donations and subsidies as unrealized earnings, under specific accounts. As a result, during the quarter ended on September 30, 2008, TMAR and its subsidiary Oi transferred to “Unrealized Earnings” the sum of R$ 78,635 (06/30/2008 – R$ 86,095) relating to operating profit.

Based on our best assessments, the management estimates the impact caused by the changes introduced by Law nº 11,638/2007 that have not yet been recorded in the books, because of the absence of local regulations governing their implementation, such as: adjustments to remuneration em relation to share options and commercial leasing operations and the adjustment to fair value of derivatives, to be as follows:

	Parent Company
	09/30/2008			06/30/2008
	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007
Assets	12,672,919		12,672,919	13,666,081		13,666,081
Liabilities	2,280,846	(836)	2,280,010	2,027,883	(3,386)	2,024,497
Shareholders’ equity	10,392,073	836	10,392,909	11,638,198	3,386	11,641,584
Net profit	940,983	15,791	956,774	707,803	17,796	725,599

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

	Consolidated
	09/30/2008			06/30/2008
	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007	Book value	Net adjustment	Balance after adjustment to Law nº 11,638/2007
Assets	38,068,803	41,223	38,110,026	34,963,506	44,693	35,008,199
Liabilities	27,893,541	39,204	27,932,745	23,555,393	26,368	23,581,761
Shareholders’ equity	10,175,262	2,019	10,177,281	11,408,113	18,325	11,426,438
Net profit	980,805	(26,536)	954,269	734,351	(2,556)	731,795

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

3	Operating Revenue

	Consolidated
	09/30/2008%		09/30/2007%
Wireline services
Local:
Subscriptions	5,175,613	25.7	5,226,228	27.9
Excess usage	1,043,747	5.2	1,398,598	7.5
Fixed-to-mobile calls (VC-1)	2,069,788	10.3	2,041,804	10.9
Collect calls	3,894	0.0	9,811	0.1
Connection fees	64,302	0.3	71,913	0.4
Other revenues	280	0.0	474
Long distance:
Intra-sectorial	1,329,532	6.6	1,233,921	6.6
Inter-sectorial	300,461	1.5	329,773	1.8
Inter-regional	598,025	3.0	477,970	2.6
International	47,606	0.2	58,069	0.3
Fixed-to-mobile calls (VC-2 and VC-3)	637,044	3.2	599,738	3.2
Public phone cards	502,527	2.5	872,974	4.7
Advanced voice (largely 0500/0800)	144,839	0.7	170,090	0.9
Additional services	498,002	2.5	471,007	2.4

	12,415,660	61.7	12,962,370	69.3

Wireless services
Subscriptions	992,388	4.9	666,965	3.6
Outgoing calls	1,924,487	9.6	1,178,421	6.3
Sale of handsets and accessories	152,047	0.8	180,702	1.0
Domestic roaming	52,110	0.3	37,942	0.2
International roaming	49,031	0.2	45,780	0.2
Additional services	392,123	1.9	230,069	1.2

	3,562,186	17.7	2,339,879	12.5

Remuneration for use of the wireline network
Fixed-to-fixed calls	360,391	1.7	382,002	2.0
Mobile-to-fixed calls	172,597	0.9	69,840	0.4

	532,988	2.6	451,842	2.4

Remuneration for use of the wireless network
Fixed-to-mobile calls	303,217	1.5	169,337	0.9
Mobile-to-mobile calls	708,966	3.5	665,012	3.6

	1,012,183	5.0	834,349	4.5

Data communication services
ADSL (“Velox”)	1,021,354	5.1	825,996	4.4
Transmission (“EILD”)	462,226	2.3	390,031	2.1
Dedicated line services—SLD	176,100	0.9	185,729	1.0
IP services	266,160	1.3	248,171	1.3
Bundling and frame relay	225,637	1.1	208,118	1.1
Others	352,669	1.8	261,808	1.4

	2,504,146	12.5	2,119,853	11.3

Other services	105,222	0.5	2,507

Gross operating revenue	20,132,385	100.0	18,710,800	100.0

Deductions from gross revenue
Taxes	(5,321,015)	26.4	(5,126,825)	27.4
Other deductions	(892,517)	4.4	(483,694)	2.6

Net operating revenue	13,918,853	69.2	13,100,281	70.0

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

Tariff adjustments (not reviewed by the independent auditors)

The tariffs for the telecom services are subject to comprehensive regulation. The concession contracts define a mechanism for determining a ceiling for the annual tariff adjustments (net of taxes), with an upper limit based on the weighted average of the tariffs for the baskets of local and long-distance services. The interconnection tariffs are also adjusted annually.

On July 21, 2008, in accordance with Acts nº 4,288 and nº 4,289, ANATEL authorized the following national wireline local and long-distance service tariff adjustments, which came into effect as of July 24, 2008.

•	Connections: 2.76%

•	Subscriptions: 2.76%

•	Local calls (measured in minutes): 2.76%

•	Completed call flat fee: 2.76%

•	Phone cards: 2.53%

•	Basket of NLD services: 2.76%

•	TU-RL: 2.76%

•	TU-RIU: 2.76%

	Average Tariff in reais (inc. taxes)
	Current	Previous
Local services
Connection fee	55.42	55.10
Residential subscription	41.10	40.42
Non-residential subscription	70.91	69.48
Trunk line subscription	70.90	69.34
AICE (Special Class Individual Access) subscription	24.73	24.18
Completed call flat fee (VCA)	0.20239	0.19697
Local minute of use (Basic Minutes Plan)	0.10120	0.09849
Local minute of use (Alternative Obligatory Services Plan)	0.03937	0.03830
Phone card unit	0.12150	0.11850

Long distance (km) (i)
0 – 50	0.28190	0.33439
51 – 100	0.45506	0.43646
101 – 300	0.53777	0.49108
+ 300	0.59661	0.54606

(i)	Weighted according to the minutes of use on long-distance calls at peak times.

On the same date, July 21st, in accordance with Act nº 4,290, ANATEL authorized a 2.76% adjustment in the tariffs for fixed-to-mobile local (VC-1) and domestic long distance (VC-2 and VC-3) calls, effective as from July 24, 2008.

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

The estimated average tariffs for fixed-to-mobile services (VC-1, VC-2 and VC-3), at normal hours, including taxes, are:

	Average Tariff in reais (inc. taxes)
	Current	Previous
Fixed-to-mobile services
VC-1	0.78257	0.76167
VC-2	1.59002	1.54725
VC-3	1.80914	1.76048

The adjustment in the mobile interconnection fee (VU-M) was 1.89%, equivalent to 68.5% of the VC-1, VC-2 and VC-3 tariff adjustment.

The main service tariffs for Oi’s most popular plans are:

Oi Conta Total 200 (*)

Amounts in reais (inc. taxes)
Subscription fee	R$	238.15 fixed per month
Mobile-to-Fixed and Mobile-to-Mobile	R$	0.60 per minute
Oi Mobile-to-Mobile between phones registered under the plan	R$	0.10 per minute
Mobile-to-Fixed in roaming facility—within Oi’s area of coverage	R$	0.60 per minute
Mobile-to-Fixed in roaming facility—outside Oi’s area of coverage	R$	0.78 per minute
Additional charge—roaming	R$	1.05 per call

(*)	This plan includes the TMAR fixed line (Oi Fixo) subscription fee, unlimited fixed-to-fixed calls and Oi Velox.

Oi Controle

Amounts in reais (inc. taxes)
Subscription fee	R$	37.16 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$	0.85 per minute
Other Operator Mobile-to-Mobile	R$	0.97 per minute
Additional charge—roaming	R$	1.38 per call

The tariff for mobile-to-fixed and mobile-to-mobile calls under pre-paid plans is R$ 1.09 per minute.

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

4	Cost of goods sold and services provided, and operating expenses

Cost of goods sold and services provided	Consolidated
	09/30/2008	09/30/2007
Interconnection (i)	2,512,117	2,482,073
Depreciation	1,819,994	1,694,994
Network maintenance services (ii)	1,059,270	1,028,394
Rents and insurance (iii)	566,229	496,574
Third-party services (iv)	300,924	348,294
Personnel	211,664	177,190
Materials (v)	193,106	210,290
Cost of handsets, etc. (vi)	152,985	200,419
ANATEL – Concession Contract extension fee	87,911	75,314
Other expenses (viii)	269,334	221,332

	7,173,534	6,934,874

Commercialization of services	Consolidated
	09/30/2008	09/30/2007
Third-party services (iv)	1,365,537	1,090,316
Provision for doubtful debts (vii)	644,954	485,524
Advertising and publicity (viii)	304,026	223,515
Personnel	144,526	125,361
Depreciation	22,382	25,373
Materials (v)	5,358	2,226
Rents and insurance (iii)	1,283	818
Other expenses (ix)	40,426	34,644

	2,528,492	1,987,777

General and administrative	Parent Company		Consolidated
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Third-party services (iv)	13,930	16,824	569,980	447,605
Personnel	5,064	3,901	239,906	190,240
Depreciation	1,257	1,537	156,629	134,551
Rents and insurance (iii)	1,000	899	78,028	66,711
Materials (v)	10	13	8,930	6,938
Other expenses (ix)	1,081	93	24,633	6,223

	22,342	23,267	1,078,106	852,268

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(i)	Interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, which impose a substantial reduction on the margin for fixed-to-mobile services (VC-1, VC-2 and VC-3), under the rule of full recognition of all revenue and expenses in relation to this traffic; a method known as “full billing”.

(ii)	The cost of network maintenance services is largely represented by spending on hiring outsourced plant maintenance services, notably for the expansion of the Velox installations and of Oi’s subscriber base, with no increase in the useful life of the assets.

(iii)	The increase in the cost of rents and insurance is largely accounted for by the amounts being paid for the renting of physical space and electricity poles and the leasing of the satellite and the dedicated lines of other telephone service providers.

(iv)	The increased cost of third-party services is due, basically, to increased spending on sales commissions, data processing, consulting and legal services, and the cost of operating the call center.

(v)	The cost of materials is largely represented by expenditure on materials used in network maintenance, with no increase in the useful life of the items, plus spending on fuels and lubricants.

(vi)	This item refers to the cost of selling mobile handsets, Simcards (Subscriber Identity Module Cards) and other Oi accessories, the reduction of which is due to the lower volume of mobile handset sales resulting from the stimulating of sales by the supplier directly to the respective sales outlets.

(vii)	The increase in the provision for doubtful debts is a consequence of the company’s strategy of introducing more flexibility into its credit policy towards lower income consumers, while maintaining profitability.

(viii)	The increased spending on advertising and publicity is due to the cost of launching the commercial operations of Oi Móvel in São Paulo.

(ix)	This item refers, in large part, to the FISTEL fee levied on the connection of terminals and the maintenance of network equipment, indemnifications, donations, sundry fines and the acquisition of content for certain services.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

5	Other operating revenue (expenses), net

	Parent Company		Consolidated
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Other operating revenue
Leasing of infrastructure (i)			159,957	157,330
Fines charged on overdue accounts (Note 10)			145,275	133,621
Expenses recovered		2,050	89,593	54,996
Technical administrative services			33,916	32,870
Amortization of discount on the acquisition of AIX			4,837	4,837
Bonuses earned			1,741	9,568
Other revenue			18,616	34,957

		2,050	453,935	428,179

Other operating expenses
Litigation settlements (ii)			(315,000)
Taxes (iii)	(24)	(57)	(307,878)	(292,425)
Provisions/reversals regarding legal contingencies (Note 23c)	50	263	(233,433)	(159,689)
Employee profit-sharing (Note 27b)	(211)		(65,300)	(55,591)
Amortization of deferred expenses (Note 18)			(52,899)	(49,118)
Discounts allowed			(21,610)	(31,376)
Fines	(51)	(933)	(10,218)	(9,331)
Amortization of premium re CVM Instruction no 349/2001 (iv)			(7,397)
Amortization of premium on the acquisition of TNCP (Note 15)			(6,205)
Amortization of premium on the acquisition of Paggo (Note 15)			(6,035)
Realization of provision (iv)			4,882
Amortization of premium on the acquisition of Way TV (Note 15)			(4,782)
Net loss resulting from fire (v)				(53,365)
Amortization of premium on the acquisition of Pegasus				(56,582)
Other expenses	(1,334)		(54,688)	(48,857)

	(1,570)	(727)	(1,080,563)	(756,334)

	(1,570)	1,323	(626,628)	(328,155)

(i)	This item refers to rents charged to mobile telephone operators for the use of buildings and infrastructure belonging to TMAR and Oi for the installation of Radio Base-Stations (RBSs).
(ii)	A Material Information Release was issued by the company on April 25, 2008, announcing the signing of a share purchase contract for the purpose of acquiring a controlling stake in Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”).

Oi incurred costs for engaging the services of financial and legal advisers that were proportional to the magnitude of the transaction. In addition, Oi paid the sum of R$ 315 million to settle litigation involving BrT Part and BrT. These payments are not recoverable in the event that said acquisition, for whatever reason, does not go through.

(iii)	During the quarter ended on September 30, 2008, TMAR and its subsidiaries Oi and Way TV recorded the sum of R$ 185,762 (09/30/2007—R$ 177,722) in relation to the Fund for Universal Access to Telecommunications Services (FUST) and the Fund for the Technological Development of Brazilian Telecommunications (FUNTTEL).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(iv)	At an Extraordinary General Meeting of the shareholders, held on December 28, 1999, approval was given for the corporate restructuring plan developed by TNCP and its parent company Telpart Participações S.A. (“Telpart”), aimed at transferring to TNCP the goodwill recorded in relation to Telpart, arising from the difference between the book value and the amount paid in the acquisition of the shares of TNCP during the privatization process.

Consequently, a new company was set up, as a fully-owned subsidiary of Telpart, with capital subscribed using TNCP shares and the corresponding premium paid in the acquisition of that company. The new company was then absorbed by TNCP. This restructuring was carried out in accordance with the provisions of Law nº 6,404/1976 and CVM Instruction nº 319/1999.

TNCP decided to adopt the procedures of CVM Instruction n° 349/2001 as from the beginning of the 2000 financial year, and adjusted its financial statements for the year 2000 to reflect, under its assets and in a special premium reserve, merely the amount of the tax benefit expected from making fiscal use of the goodwill originally recorded in the books of Telpart. The principal accounting repercussions may be summed up as follows:

(i)	recording of a provision to reflect the preserving of the integrity of the shareholders’ equity, equivalent to the difference between the amount of the premium and that of the tax benefit arising from its amortization, presented as a reduction in the premium account. This provision was recorded against the special premium reserve;

(ii)	recognition of a tax credit, in relation to deferred corporate income tax and social contribution, recorded against the special premium reserve; and

(iii)	reversal to the net income for the year of the provision reflecting the preservation of the integrity of the shareholders’ equity.

(v)	This item relates to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, on January 19, 2007, and the calculation includes relevant taxes and the insurance indemnification.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

6	Financial income (expenses), net

	Parent Company		Consolidated
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Financial income
Earnings from financial investments	13,117	6,346	557,290	307,859
Interest and monetary variation on other assets (i)	18,910	22,504	211,639	194,636
Financial discounts obtained (ii)			73,980	118,009
Interest and monetary variation on outstanding loans to affiliated companies (Note 28)	19,489	37,808	361	14,274
Interest on capital receivable (iii)	403,097
Reversal of interest on capital (iii)	(403,097)
Other	26	17	6,997	4,872

	51,542	66,675	850,267	639,650

Financial expenses
Interest on outstanding loans from third parties	(20,854)	(26,786)	(559,820)	(287,299)
Interest on capital payable (iii)	(279,300)		(371,530)
Reversal of interest on capital	279,300		371,530
Monetary and exchange variations on outstanding loans from third parties (iv)	(94,992)	138,655	(357,224)	368,067
Monetary correction of provisions for legal contingencies (Note 23)	14	62	(196,196)	(41,771)
Interest on debentures (Note 24)			(194,912)	(198,259)
Withholding tax on financial transactions and bank charges, including CPMF	(10,176)	(6,900)	(92,378)	(176,582)
Interest and monetary variation on other liabilities	(26)	(2,716)	(72,519)	(107,502)
IOF and PIS/COFINS taxes on financial income	(43,837)	(3,879)	(59,856)	(4,048)
Interest on scheduled taxes and contributions - REFIS II program (Note 22)	(7,511)	(7,954)	(36,916)	(41,817)
Net result of hedging operations (Note 26) (iv)	51,000	(191,768)	25,652	(495,633)
Interest on loans payable to subsidiaries (Note 28)	(35,092)	(15,257)
Other	(4,434)	(5,390)	(11,780)	(13,644)

	(165,908)	(121,933)	(1,555,949)	(998,488)

	(114,366)	(55,258)	(705,682)	(358,838)

(i)	This item largely relates to the monetary correction of judicial deposits and tax credits and the interest charged on overdue accounts.
(ii)	This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.
(iii)

In the light of the tax benefit introduced by alterations to the income tax legislation (Law no 9,249/1995), the subsidiary TMAR declared a total sum of R$ 495,325 as interest on capital in 2008, of which R$ 403,097 was allocated to TNL and R$ 92,230 was payable to third parties. Moreover, TNL declared the sum of R$ 279,300 as interest on capital payable to third parties, in 2008.

(iv)	During the quarter ended on September 30, 2008, the local currency (real—R$) depreciated by 7.5% against the US dollar (09/30/2007 – appreciation of 16.3%) and by 11.9% against the Japanese yen (09/30/2007 – appreciation of 12.1%).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

7	Non-operating income (expenses), net

	Parent Company		Consolidated
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Permanent asset disposals, net (i)		8,646	16,482	23,936
Equity adjustment	(3,655)		(3,704)
Other non-operating income (expenses), net			434	5

	(3,655)	8,646	13,212	23,941

(i)	This item refers mainly to property disposals and network equipment write offs.

8	Income tax and social contribution

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	Parent Company		Consolidated
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Income before income tax, social contribution and minority shareholdings	937,480	1,380,134	1,808,771	2,670,590

Income tax and social contribution calculated at the statutory rate (34%)	(318,743)	(469,246)	(614,982)	(908,000)

Adjustments to determine the effective rate:

Taxation impact on permanent additions (i)	(1,414)	(2,753)	(68,469)	(53,920)

Taxation impact of interest on capital (Note 6)	(42,091)		126,320

Permanent exclusion (addition) of equity adjustments (Note 15)	365,759	492,561	(4,872)	3,347

Income tax and social contribution on unrealized tax loss and negative contribution base, in accordance with CVM Instruction no 371 (Note 12)			(14,208)	27,398

Others	(8)		(5,351)	24,530

Income tax and social contribution, according to the Income Statement	3,503	20,562	(581,562)	(906,645)

Effective rate	0.37%	1.49%	32.15%	33.95%

(i)	This item refers to spending on fines, donations, gifts and sponsorship, which are considered non-deductible, as well as losses on derivative transactions at TNL. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

	Parent Company		Consolidated
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Prior years
Income tax			5,308	(6)
Social contribution	(8)		1,866	1,140

	(8)		7,174	1,134

Current year
Income tax			(397,497)	(672,345)
Social contribution			(137,827)	(229,054)

			(535,324)	(901,399)

Deferred
Income tax on temporary additions	(12,547)	(21,945)	24,790	(53,101)
Social contribution on temporary additions	(4,517)	(7,900)	9,358	(16,383)
Income tax on tax losses (a)	15,128	37,063	(64,545)	46,579
Social contribution on negative calculation base (a)	5,447	13,344	(23,015)	16,525

	3,511	20,562	(53,412)	(6,380)

	3,503	20,562	(581,562)	(906,645)

(a)	Under the prevailing legislation, income tax losses and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income.

9	Cash and equivalent

	Parent Company		Consolidated
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Cash and banks	918	873	34,554	123,671
Financial investments:
Investment funds (i)	2,211,823	547,864	7,175,798	5,802,538
CDBs (ii)	401,480	191	1,053,747	737,110
Government securities (iii)	49	48	183,383	182,460
Notes (iv)			107,504	314,029
Committed transactions (ii)	11,986	218,424	43,913	269,700
Interest-bearing deposits (v)				149

	2,626,256	767,400	8,598,899	7,429,657

Short term portion	2,626,256	767,400	8,574,533	7,405,874
Long term portion			24,366	23,783

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(i)	Financial investments in investment funds are fully liquid. Of the consolidated total, R$ 995,374 (06/30/2008—R$ 827,323) is held in investment funds abroad, the portfolios of which essentially comprise US government securities and private securities issued by financial institutions. The other R$ 6,180,424 (06/30/2008—R$ 4,975,215) has been placed in Brazilian investment funds with portfolios comprising government and private sector securities.
(ii)	These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI), and the short-term portion is fully liquid. The long-term portion, amounting to R$ 24,366 (06/30/2008—R$ 23,783) in the consolidated figure, refers to reinvestment in Banco do Nordeste do Brasil S.A.—BNB, carried out in accordance with the provisions of Article 3 of Provisional Measure nº 2,199-14/2001.
(iii)	This item refers to investments in government securities such as Government Treasury Bills (LFT), which are fully liquid.
(iv)	This item relates to investments in foreign government notes.
(v)	This item refers to very short term interest-bearing deposits, indexed to the variations in the CDI rate, which are fully liquid.

The management of the investment portfolios is the responsibility of the funds’ own managers, and the consolidation of the financial statements of these funds is not required under the terms of CVM Instruction nº 408/2004.

10	Accounts receivable

	Consolidated
	09/30/2008	06/30/2008
Services billed	2,985,039	2,906,207
Services not yet billed	918,971	902,728
Handsets and accessories sold	120,466	106,157
Provision for doubtful debts	(412,481)	(443,763)

	3,611,995	3,471,329

A breakdown of the consolidated amounts receivable, by maturity, is shown below:

	09/30/2008%		06/30/2008%
To be billed	918,971	22.8	902,728	23.1
Not yet due	1,391,653	34.6	1,289,841	32.9
Receivable from other providers	530,098	13.2	481,516	12.3
Overdue up to 30 days	567,831	14.1	561,973	14.4
Overdue between 31 and 60 days	188,224	4.7	216,288	5.5
Overdue between 61 and 90 days	107,679	2.6	128,826	3.3
Overdue by more than 90 days	320,020	8.0	333,920	8.5

	4,024,476	100.0	3,915,092	100.0

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under “Other operating revenue”) and interest of 1% per month, charged on a pro rata basis (recorded under “Financial income”), which are recognized in the books upon the issuing of the first bill following settlement of the one that was overdue.

A provision for doubtful debts is made in recognition of probable losses in relation to accounts receivable, taking into consideration the steps taken to collect payment of such accounts and to restrict the services provided to customers with overdue bills, initiated when the bill is more than 60 days overdue and escalating progressively thereafter, as shown below:

Accounts overdue	Provision % of total
By 1 to 60 days	Zero
By 61 to 90 days	40
By 91 to 120 days	60
By 121 to 150 days	80
By 151 to 180 days	100

Once they are 181 days overdue, the accounts receivable and the respective provisions for doubtful debts are reversed in the balance sheet.

11	Amounts receivable

	Consolidated
	09/30/2008	06/30/2008
Amounts receivable - Barramar S.A. (i)	57,745	58,535
Others	2,516	1,397

	60,261	59,932

(i)	The amount receivable from the company Barramar S.A. refers to 50% of the amounts recorded under the long-term assets of AIX. Since Barramar S.A. was declared bankrupt by the 5th Business Law Chamber of the São Paulo State Supreme Court, in a decision handed down on March 24, 2004, AIX is taking the appropriate legal steps to qualify as a creditor of the estate and to ascertain the operating assets of the bankrupt company, by virtue of its stake in the Refibra Consortium.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

12	Deferred and recoverable taxes

	Parent Company				Consolidated
	09/30/2008		06/30/2008		09/30/2008		06/30/2008
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
ICMS recoverable	3				568,325	325,587	560,753	296,206
IR on temporary additions (i)	29,520	37,027	29,520	50,207	154,561	873,839	154,810	859,618
CS on temporary additions (i)	10,627	13,913	10,627	18,657	55,627	303,230	55,662	296,573
IR on tax losses (i)		126,489		126,017	8,730	628,473	8,730	653,140
CS on negative calculation base (i)		44,922		44,754	3,143	221,401	3,143	230,195
IR recoverable	180,568		251,520		558,828		510,129
CS recoverable	21,386		20,846		187,854		136,860
Taxes withheld at source	70,320		8,949		200,818		114,681
Other recoverable taxes	7,663		7,667		66,041	1,573	74,434	1,551

	320,087	222,351	329,129	239,635	1,803,927	2,354,103	1,619,202	2,337,283

(i)	TNL and its subsidiaries record their deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next ten years, adjusted to present value, will be sufficient to absorb these tax credits, as follows:

	Parent Company	Consolidated
To December 31st:

2008	30,110	166,546
2009	30,562	378,059
2010 to 2012	70,490	885,335
2013 to 2017	131,336	819,064

	262,498	2,249,004

For the direct and indirect subsidiaries that, as at September 30, 2008, did not have a profitable record and/or any expectation of generating sufficient taxable income over the next ten years, the tax credits in relation to income tax losses and a negative social contribution base, along with tax credits on timing differences, have not been fully recognized. The credits that are not recognized in the books amount to a total of R$ 135,796 (06/30/2008 - R$ 124,990).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

13	Prepaid expenses

	Parent Company		Consolidated
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Financial charges (i)	49,802	51,787	294,814	283,605
Subsidies on Oi handsets (ii)			241,037	229,038
FASS (iii)	7,415	7,605	240,025	246,629
FISTEL fee (iv)			208,205	249,197
Taxes and contributions			22,124	25,777
Renting of poles			18,186	35,115
Advertising and publicity			16,716	31,070
Insurance	65	163	3,781	6,980
Others (v)	3,211	4,054	53,104	45,447

	60,493	63,609	1,097,992	1,152,858

Short term portion	13,452	14,393	609,373	666,521
Long term portion	47,041	49,216	488,619	486,337

(i)	Financial charges and premiums paid in advance, when obtaining loans or financing or upon the issuing of debentures, are amortized over the periods that the respective contracts are in force.

(ii)	This item refers to the sale of handsets under post-paid plans, and is based on the number of effective net additions. The average subsidy amounts to R$ 300 per handset, which, as provided for in the contract, is recoverable in up to twelve months, during which time the subscriber will be liable to a fine if he or she cancels or migrates to a pre-paid plan.

(iii)	On October 29, 2007, the companies of the Oi group provided funding of R$ 260,000 to the Atlantic Social Security Foundation (FASS). This amount, ascertained by the foundation’s actuaries, is intended to bring the institution’s finances into line with changes in the actuarial premises, so as to better reflect the new economic scenario of declining interest rates, and to adjust the mortality and disability tables of the foundation’s retirement plans. This amount is to be appropriated over approximately ten years, the estimated average remaining working life of the employees participating in the scheme.

(iv)	This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). This fee is deferred for amortization over the average customer churn period, estimated at 24 months, and involves the total consolidated sum of R$ 142,648 (06/30/2008 - R$ 119,049). Furthermore, in compliance with the prevailing legislation, the payment of FISTEL maintenance fees by TMAR, Oi and Amazônia is also recorded as prepaid expenses and is appropriated on a monthly basis over the course of the year, to the consolidated sum of R$ 65,557 (06/30/2008 - R$ 130,148).

(v)	This item refers to spending on sponsorship and producing telephone directories, among other things.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

14	Judicial deposits and embargoes

	Parent Company		Consolidated
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Civil	2,887	2,774	420,772	402,929
Fiscal (*)	4,785	4,698	432,349	389,855
Labor (*)	276	279	208,532	175,976
Judicial embargoes	62	62	351,726	273,003

	8,010	7,813	1,413,379	1,241,763

(*)	Amounts net of judicial deposits linked to the corresponding liabilities (see Notes 21 and 23), in accordance with CVM Resolution no 489/2005.

TNL and its subsidiaries maintain judicial deposits in order to safeguard their right to appeal in civil, labor and fiscal proceedings. The fiscal claims include the following:

	Consolidated
	09/30/2008%		06/30/2008%
ICMS - value added tax assessments	82,722	19.1	81,611	20.9
INSS - social security	85,211	19.7	80,573	20.7
PAES - tax rescheduling program	60,208	13.9	58,712	15.1
COFINS - social security contribution	40,426	9.4	38,653	9.9
IRPJ - corporate income tax	27,137	6.3	10,163	2.6
IPTU - municipal real-estate tax	25,626	5.9	25,324	6.5
CSLL - social contribution on net income	24,681	5.7	21,957	5.6
PIS/PASEP - social integration and public servant programs	23,753	5.5	19,793	5.1
ISS - tax on services	16,201	3.7	15,398	3.9
Others (i)	46,384	10.8	37,671	9.7

	432,349	100.0	389,855	100.0

(i)	This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the SRF (Brazilian Internal Revenue Service), as well as the suspension of liability for other charges by the state and municipal public treasuries.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

15	Investments

	Parent Company		Consolidated
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Shareholdings evaluated by the cost method (i)	77	77	3,303,626	2,355,672
Shareholdings evaluated by the equity accounting method	8,952,064	12,211,598
Net premium paid on the acquisition of TNCP (ii)			205,078	131,225
Net premium paid on the acquisition of Paggo (iii)			74,434	76,446
Net premium paid on the acquisition of Way TV (iv)			58,445	60,039
Tax incentives (v)	10,698	10,698	48,886	48,886
Provision for losses on tax incentives (v)	(3,143)	(3,143)	(32,655)	(32,655)
Other investments			564	597

	8,959,696	12,219,230	3,658,378	2,640,210

(i)	As mentioned in Note 1, these largely refer to the respective acquisition of BRTP4 and BRTO4 preferred stock by the companies Copart 1 and Copart 2.

During the months of May and June 2008, Copart 1 and Copart 2 conducted successive acquisitions of preferred stock in the companies BrT Part and BrT, respectively. The acquisitions carried out by Copart 1 accumulated a total of 55,819,400 preferred shares (BRTP4) issued by Brt Part, for the total sum of R$ 1,425,133, which represented 24.3% of that company’s preferred stock and 15.40% of its total share capital. The acquisitions carried out by Copart 2 amounted to a total of 45,590,200 preferred shares (BRTO4) issued by BrT, at a total sum of R$ 897,775, which represented 14.6% of that company’s preferred stock and 8.3% of its total share capital.

On June 27, 2008, the Board of Directors of TMAR ratified the limit on Advances for Future Capital Increases at Coari, at the sum of R$ 13.5 billion. In the quarter ended on September 30, 2008, advances to the sum of R$ 3,270,861 were made.

On July 22, 2008, a voluntary public share offering was carried out by the companies Copart 1 and Copart 2, aimed at raising their holdings to one third of the preferred stock issued by BrT Part and BrT. Copart 1 acquired 20,826,442 BrT Part preferred shares (BRTP4) at a unit cost of R$ 30.47, for a total of R$ 634,582, and Copart 2 acquired 13,366,365 BrT preferred shares (BRTO4) at a unit cost of R$ 23.42, for a total of R$ 313,040.

As a result of the acquisitions effected under the voluntary public share offering, TMAR assumed indirect control of 58,956,565 BrT preferred shares and 76,645,842 BrT Part preferred shares, representing, respectively, 18.9% of the total preferred stock and 10.5% of the share capital of BrT, and 33.3% of the total preferred stock and 21.11% of the share capital of BrT Part.

Furthermore, Hispamar Satélites S.A. (“Hispamar”) is included for the purpose of consolidation. This company lists as its principal activities the outsourcing of manufacturing services, the launching and operating of satellites and the use of, and commercialization of the useful capacity of satellites that are in orbital positions and provide duly licensed communication frequency bandwidths, as well as providing communication services, particularly via satellite, and other services necessary to the performing of its main activities. TMAR holds a 19.04% equity stake in the company and has no influence over its management.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

The criteria for evaluating the investment in Hispamar were altered in the first quarter of 2008, with the adoption of the cost method. The equity adjustment amount recognized in 2007 was reversed, along with the amount of the original investment, of R$ 28,660.

(ii)

On April 3, 2008, TMAR acquired a 19.34% equity stake in TNCP, for the sum of R$ 151,210, and recorded a premium of R$ 133,449, based on an appraisal by a firm of experts, grounded in the expected profitability of the business during the next ten years, the period over which said premium will be amortized. The amount of R$ 151,210 paid for this acquisition comprises the sum of R$ 128,600, representing the purchase price of the common stock issued by TNCP, at a unit price of R$ 99.38, corrected monetarily against the average daily variations in the CDI rate from August 2, 2007 to April 3, 2008, plus the sum of R$ 22.610, representing the acquisition from Vivo of the subscription rights to new shares issued by TNCP, in accordance with the provisions of CVM Instruction no 319/1999 and subsequent amendments.

As mentioned in Note 1, on August 19, 2008, an auction was held in regard to the voluntary public offering for preferred stock issued by TNCP, in which TMAR acquired approximately 93.9% of the preferred shares of TNCP that were still in circulation. Those shareholders that did not exercise their right to sell their preferred stock at the auction may still do so up to November 19, 2008. As a result of the voluntary public offering and subsequent share purchases, TMAR holds 3,979,123 preferred shares in TNCP. The total purchase price amounts to R$ 132,157, with a premium of R$ 77,834, based on an appraisal by a firm of experts, which was grounded in the expected profitability of the business during the next ten years, the period over which said premium will be amortized.

(iii)	On December 17, 2007, Oi acquired a split-off from Paggo Participações S.A., with the name Paggo, for R$ 75,000, and recorded a premium of R$ 80,469, based on an appraisal issued by a firm of specialists. Their opinion was grounded in the expected profitability of the business during the following 10 years, the period over which said premium will be amortized.

(iv)	As mentioned in Note 1, TNL PCS Participações has acquired Way TV, for R$ 132,750, recording a premium of R$ 63,759, based on an appraisal by a firm of experts, whose opinion was grounded in the expected profitability of the business over the next ten years, the period over which said premium will be amortized.

(v)	This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Revival of the Economy of the State of Espírito Santo).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

			Number of shares (thousand)		Shareholding - %		Equity adjustment		Dividends and interest on capital receivable	Investment value		Provision for unsecured liabilities (i)
Subsidiary	Net equity (unsecured liabilities)	Net profit (loss) for the period	Common	Preferred	Total capital	Voting capital	09/30/2008	09/30/2007		09/30/2008	06/30/2008	30/09/2008	30/06/2008
TMAR (i)	10,744,652	1,371,175	104,228	91,250	81.92	97.35	1,102,804	1,447,850	433,074	8,810,486	12,072,363
Telemar Telecomunicações (ii)								720
TNL.Net	5,812	230	24,001		100	100	230	173		5,812	5,693
TNL Trading	(4)	(42)	55,524		100	100	(42)	(53)				(4)	(1)
TNL PCS Participações	135,766	(27,234)	165,986		100	100	(27,234)			135,766	133,542

							1,075,758	1,448,690	433,074	8,952,064	12,211,598	(4)	(1)

Other investments										7,632	7,632

										8,959,696	12,219,230

(i)	The equity in TMAR’s earnings is determined by the direct stake, after excluding treasury stock, which is 82.00% (09/30/2007 – 81.92%) in the case of TNL. The reduction in the total value of the investment corresponds, in large part, to the distribution of extraordinary dividends, of R$ 3,896,179 (TNL’s share - R$ 3,181,463), approved at a meeting of the Board of Directors on August 28, 2008, and interest on capital, amounting to R$ 495,325 (TNL’s share - R$ 403,097), approved at an Extraordinary Meeting of the shareholders on April 4, 2008.

(ii)	On December 18, 2007, TNL sold all its shares in Telemar Telecomunicações to its indirect subsidiary Oi, for the sum of R$ 7,132, recording a discount of R$ 828.

Changes in the company’s investments arise, to a large extent, from equity in the earnings of its subsidiaries.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

16	Property, plant & equipment

	Parent Company
	09/30/2008			06/30/2008	Annual rate of depreciation (%)
	Cost	Accumulated depreciation	Residual value	Residual value
Buildings	23,796	(15,177)	8,619	8,778	4 to 10
Improvements to third-party property	5,711	(4,492)	1,219	1,272	10
Other equipment	836	(464)	372	394	10
Land	369		369	369
Hardware	16,113	(16,079)	34	39	20
Other assets	3,746	(2,910)	836	918	10 to 20

	50,571	(39,122)	11,449	11,770

	Consolidated
	09/30/2008			06/30/2008	Annual rate of depreciation (%)
	Cost	Accumulated depreciation	Residual value	Residual value
Cables (access network)	11,293,365	(8,810,635)	2,482,730	2,442,928	5 to 20
TMAR transmission equipment	10,215,183	(8,026,087)	2,189,096	2,166,808	5 and 20
Oi transmission equipment	2,515,940	(1,013,800)	1,502,140	1,438,543	10 and 20
Work in progress	1,032,228		1,032,228	675,801
Oi switching equipment	1,256,923	(493,022)	763,901	746,444	10 and 20
Underground pipelines	2,144,135	(1,418,692)	725,443	728,907	4
Other equipment	2,268,037	(1,603,210)	664,827	633,530	10 and 20
Buildings	2,104,127	(1,460,153)	643,974	652,395	4 to 10
Poles and towers	1,020,165	(470,289)	549,876	545,604	4 and 5
TMAR switching equipment	9,448,550	(8,982,717)	465,833	422,144	20
Improvements to third-party property	787,613	(365,965)	421,648	414,332	10
Hardware	808,316	(587,718)	220,598	219,427	20
Trunking switches	1,164,658	(950,083)	214,575	338,223	5 to 10
Land	140,102		140,102	139,751
Inventory for network expansion	109,984		109,984	137,611
Amazônia transmission equipment	450,814	(393,699)	57,115	62,340	13
Amazônia switching equipment	231,021	(178,328)	52,693	59,611	13
Terminals	2,225,333	(2,172,727)	52,606	54,743	13 to 20
Way TV transmission equipment	29,707	(19,737)	9,970	10,038	10 and 20
Way TV switching equipment	127	(79)	48	51	20
Other assets	710,838	(576,144)	134,694	141,738	10 to 20

	49,957,166	(37,523,085)	12,434,081	12,030,969

Commercial leasing

If the property arising from commercial leasing transactions, undertaken for the purpose of sustaining the activities of TMAR and its subsidiary Oi, was to be recorded under property, plant and equipment, as determined by Law nº 11,638/2007, in harmony with the IFRS - International Financial Reporting Standards, the impact on the fixed asset accounts would amount to R$ 41,223, net of depreciation (06/30/2008 – R$ 44,693), and that on the current and long-term liabilities would total R$ 26,966 (06/30/2008 - R$ 31,986).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

17	Intangible assets

	Parent Company				Annual rate of amortization (%)
			09/30/2008	06/30/2008
	Cost	Accumulated amortization	Residual value	Residual value
Software	7,021	(5,003)	2,018	2,109	20
Trademarks and patents	547	(361)	186	185

	7,568	(5,364)	2,204	2,294

	Consolidated				Annual rate of amortization (%)
			09/30/2008	06/30/2008
	Cost	Accumulated amortization	Residual value	Residual value
Right of use - Oi, Way TV and Amazônia (i)	2,372,156	(607,862)	1,764,294	1,706,828	7 to 13
Software	1,764,300	(1,245,273)	519,027	531,225	20
Others	103,865	(69,963)	33,902	31,106	4 to 20

	4,240,321	(1,923,098)	2,317,223	2,269,159

(i)	This item largely refers to the right to the use of the radio frequencies acquired by Oi in March 2001, for R$ 1,102,007, and in July 2003 and January 2004, for R$ 111,315, the amortization of which is calculated in accordance with the term of validity of such rights, extending up to March 13, 2016. The financial charges incurred up to Oi’s operational start up, totaling R$ 63,942, have been capitalized.

In December 2007, Oi was the winning bidder for 16 of the 105 frequency lots put out to tender by ANATEL, thus conferring the right to provide personal mobile services (SMP) for an indefinite period and to use second generation (2G) radio frequency bands in São Paulo, for a period of 15 years, renewable for an equal period (involving an additional R$ 120,580), as well as increased band width in certain states within Region I (Amazonas, Amapá, Roraima, Pará, Maranhão, Piauí, Rio Grande do Norte, Paraíba, Alagoas, Sergipe, Bahia and Espírito Santo), valid until March 13, 2016 (which involved paying a further R$ 10,526).

March 28, 2008 saw the publication in the official government gazette (D.O.U.) of the ANATEL Board’s ratification of the results of ANATEL Public Tender nº 002/2007/SPV, authorizing Oi to use third generation (3G) radio frequency bands for SMP in Regions I and III (except the area that includes the municipality of Franca, in the state of São Paulo), subject to the signing of the authorization terms, which took place on April 29, 2008. The total investment amounts to R$ 867,018, the amortization of which will be carried out over 15 years, in line with the validity period of these authorizations.

New documents were signed in September 2008 authorizing the use of blocks of 2G (GSM technology) radio frequency bands for SMP in São Paulo, outside the capital, and in Regions II and III, for a period of 15 years, renewable for an equal period, at a total investment of R$ 126,820, to be amortized over the 15 year period that these authorizations are valid. Oi paid 10% of the cost on September 3, 2008 and settled the remaining 90%, without monetary correction, on September 10, 2008.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

With the company’s acquisition of Way TV, which was approved by ANATEL on November 14, 2007, the balance remaining in regard to that subsidiary’s authorizations to provide cable TV services has been added to this item. The total amount paid for the transfer of the authorizations was R$ 24,281, and its amortization has been calculated in line with the remaining validity of said authorizations, the average period being eight years.

As a result of the company’s acquisition of TNCP, owner of a 74.96% controlling stake in Amazônia, which was approved by ANATEL on April 3, 2008, the balance of that subsidiary’s authorizations to provide telecom services, valued at R$ 2,727, have been written off, since those authorizations have been surrendered to ANATEL (see Note 1a).

18	Deferred assets

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and they are being amortized based on economic feasibility studies carried out by third parties. The average amortization period is estimated at ten years for Oi Internet, AIX, and Oi and TNL PCS Participações, at five years for Paggo and at four years for Amazônia. Way TV has deferred spending that is being amortized in five years, in the case of improvements to third-party property, and in ten years, in the case of pre-operational expenses.

The consolidated deferred assets may be broken down as follows:

	Consolidated Net Amount
	09/30/2008	06/30/2008
Financial expenses	375,205	375,562
Third-party services	258,992	253,226
Personnel	56,264	54,796
Rents and insurance	40,778	26,355
Materials (mainly handsets)	33,243	30,872
Revenue from the sale of handsets	(19,838)	(19,838)
Others	27,521	21,809
Accumulated amortization	(417,035)	(407,530)

	355,130	335,252

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

The balances per subsidiary may be summarized as follows:

	09/30/2008			06/30/2008
	Cost	Accumulated amortization	Residual value	Residual value
Oi	711,197	(395,529)	315,668	289,934
TNL PCS Participações	25,816	(2,151)	23,665	24,309
AIX	9,453	(6,538)	2,915	7,313
Way TV	16,688	(10,111)	6,577	6,999
Oi internet	4,000	(1,500)	2,500	2,600
Amazônia	2,569	(514)	2,055	2,184
Paggo Empreendimentos	2,442	(692)	1,750	1,913

	772,165	(417,035)	355,130	335,252

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

19	Loans and financing

				Parent Company		Consolidated
	Take-up	Maturity	Financial charges	09/30/2008	06/30/2008	09/30/2008	06/30/2008
(a) In local currency
Banco do Brasil (i)	05/2008	05/2016	CDI + 1.30% p.a.			4,300,000	4,300,000
Banco Itaú S.A. (ii)	08/2008	08/2010	CDI + 1.60% p.a.			3,600,000
BNDES (iii)	11/2006	06/2014	TJLP + 2.50% p.a. & 4.50% p.a.			1,983,343	1,515,814
BNDES (iv)	07/2007	01/2015	TJLP + 4.50% p.a.			441,169	440,901
BNDES	09/2004	10/2012	TJLP + 4.50% p.a.			390,579	414,241
BNDES	12/2003	01/2011	TJLP + 4.50% p.a.			185,828	205,614
BNDES	07/2005	08/2013	TJLP + 3.50% p.a. & 4.50% p.a.			60,217	63,241
BNDES	12/2005	12/2013	TJLP + 4.50% p.a.			19,797	20,727
Banco do Nordeste do Brasil S.A.	06/2004	12/2014	10.5% p.a.			150,086	158,089
Others						25,863	49,374
With subsidiaries			104% of the CDI rate	437,403	424,310
Financial charges						288,780	63,637

			Total in local currency	437,403	424,310	11,445,662	7,231,638

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

					Parent Company		Consolidated
	Take-up	Maturity	Currency	Financial charges	09/30/2008	06/30/2008	09/30/2008	06/30/2008
(b) In foreign currency
Citibank Tokyo (v)	09/2007	09/2017	Yen	Japanese interbank rate + 0.48% p.a.			751,054	626,024
NIB (vi)	07/2008	07/2015	US$	LIBOR + 0.80 % p.a.			287,145
NIB (vi)	07/2008	07/2018	US$	LIBOR + 1.18% p.a.			191,430
NIB	03/2003	02/2012	US$	LIBOR + 0.75 % p.a.			25,125	23,878
NIB	11/2004	11/2010	US$	LIBOR + 0.76% p.a.			21,878	22,741
ABN AMRO Bank N.V.	08/2001	08/2009	US$	LIBOR + 0.25% p.a. to 0.76% p.a.			183,698	181,241
ABN AMRO Bank N.V.	01/2004	04/2009	US$	LIBOR + 3.0% p.a. to 4.83% p.a.			76,572	63,676
ABN AMRO Bank S.A.	09/2005	09/2009	US$	5.45% p.a.			57,429	71,636
ABN AMRO Bank S.A.	12/2005	11/2008	US$	5.43% p.a.			38,286	31,838
ABN AMRO Bank S.A.	06/2005	12/2010	US$	5.51% p.a.			29,863	24,834
ABN AMRO Bank S.A.	10/2005	10/2008	US$	5.28% p.a.			29,321	24,383
ABN AMRO Bank S.A.	02/2006	01/2009	US$	5.40% p.a.			25,857	21,502
ABN AMRO Bank S.A.	03/2007	09/2008	US$	6.04% p.a.				68,263
FINNVERA (vii)	08/2008	12/2018	US$	LIBOR + 1.07 % p.a.			165,641
FINNVERA	02/2003	02/2012	US$	LIBOR + 0.29 % p.a.			134,001	127,352
FINNVERA	11/2004	11/2010	US$	LIBOR + 0.76% p.a.			54,112	56,248
Unibanco	09/2006	12/2008	Yen	1.0% p.a.	317,174	264,374	317,174	264,374
JBIC	01/2003	01/2011	Yen	Japanese interbank rate + 1.25% p.a.	167,570	167,609	167,570	167,609

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

					Parent Company		Consolidated
	Take-up	Maturity	Currency	Financial charges	09/30/2008	06/30/2008	09/30/2008	06/30/2008
JBIC	08/2001	01/2010	Yen	1.65% p.a.	126,052	140,091	126,052	140,091
KFW	02/2003	08/2012	US$	LIBOR + 0.22% p.a.			62,382	58,360
KFW	07/2002	01/2011	US$	LIBOR + 0.5% p.a. to 2.0% p.a.			33,955	38,877
Bank of Tokyo - Mitsubishi	01/2004	01/2009	US$	10% p.a.			76,572	63,676
Société Générale / Coface	02/2003	11/2012	US$	LIBOR + 0.22% p.a.			49,860	41,463
Société Générale / Natexis	12/2004	10/2009	US$	LIBOR + 1.95% p.a.			24,612	20,467
BNDES	12/2003	01/2011	UMBNDES (viii)	BNDES variable rate + 4.50% p.a.			29,078	26,433
Senior Notes	12/2003	12/2013	US$	8% p.a.	287,145	238,785	287,145	238,785
Financial charges					15,306	8,315	38,598	48,067

		Total in foreign currency			913,247	819,174	3,284,410	2,451,818

	Balance of foreign exchange hedging operations				318,195	458,224	778,505	1,174,018

	Total loans and financing				1,668,845	1,701,708	15,508,577	10,857,474

	Loans and financing - Short term				677,784	615,942	2,075,217	2,095,384
	Loans and financing - Long term				991,061	1,085,766	13,433,360	8,762,090

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(a)	Turnover of loans and financing during the quarter ended on September 30, 2008 (consolidated)

Balance at 06/30/2008	Additions	Amortization	Financial charges	Balance at 09/30/2008
10,857,474	4,604,389	(741,598)	788,312	15,508,577

(b)	Description of the principal loans and financing taken up in the last two years

(i)	In May 2008, TMAR secured a R$ 4.3 billion facility from Banco do Brasil in relation to its acquisition of indirect equity stakes in BrT Part and BrT and other actions described in the company’s Material Information release of April 25, 2008. The financial charges are due on a six-monthly basis, from May 2010 to May 2016. The principal will be repaid in seven annual installments, as from May 2010.

(ii)	In August 2008, TMAR issued promissory notes to the sum of R$ 3.6 billion, with a view to financing the future acquisition of indirect controlling stakes in BrT Part and BrT and other actions described in the company’s Material Information release of April 25, 2008. The issue was coordinated by Banco Itaú BBA S.A. (consortium leader), Banco Santander S.A., Banco Bradesco BBI S.A. and Banco ABN AMRO Real S.A.. The selling group also included Banco Safra de Investimento S.A., ING Bank N.V., Banco do Nordeste do Brasil S.A., Banco Alfa de Investimento S.A. and Banco de Tokyo-Mitsubishi UFJ Brasil S.A.. A total of 144 promissory notes was issued, in a single series, with a nominal value of R$ 25 million each. The transaction is for a period of two years, with a one-year grace period for the payment of interest and a two-year grace period for the payment of the principal, and is remunerated at the CDI rate plus 1.60% p.a..

(iii)	In November 2006, TMAR Oi closed a financing contract with the BNDES (Brazilian Development Bank), to finance the expansion and technological upgrading of TMAR’s wireline network, scheduled for the period 2006 to 2008, and drew down R$ 810,000 in that same month, R$ 700,000 in September 2007 and R$ 466,504 in August 2008. The financial charges are due on a quarterly basis, until June 2009, becoming monthly for the period July 2009 to June 2014. The principal is payable on a monthly basis, as from July 2009.

(iv)	In July 2007, Oi closed a financing contract with the BNDES, amounting to R$ 466,760, drawing down R$ 290,000 in that same month and R$ 150,000 in October, to finance the expansion and technological upgrading of its mobile telecommunications network, scheduled for the period 2006 to 2008. The financial charges are due on a quarterly basis, until January 2010, becoming monthly for the period February 2010 to January 2015. The principal is payable on a monthly basis, as from February 2010.

(v)	In September 2007, TMAR obtained a syndicated loan of R$ 664,360 (US$ 360,000) to finance the expansion and technological upgrading of its wireline network. This international facility was put together by a consortium of banks, led by Citibank Tokyo and the Sumitomo Mitsui Banking Corporation. The Japanese Development Bank (JBIC—Japan Bank for International Cooperation) is the guarantor. The Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and ING Bank N.V. also participated in the consortium.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(vi)

In July 2008, TMAR closed a financing contract with the Nordic Investment Bank, amounting to R$ 398,050 (US$ 250,000), aimed at covering part of its investments for the year, and the sum was drawn down on July 17th. The financial charges are due on a six-monthly basis, from January 2009 to July 2018. The principal will be repaid in annual installments, as from July 2010. The average cost of this facility is the LIBOR plus 0.95% p.a..

(vii)	In June 2008, TMAR closed a financing contract with Finnish Export Credit, amounting to US$ 300,000, aimed at covering part of its investments for the current year, and sums will be drawn down according to need as the investments are realized over the course of the year. The financial charges are due on a six-monthly basis, from December 2008 to December 2018, and the principal will be repaid in annual installments, as from December 2010. The average cost of this facility is the LIBOR plus 1.07% p.a.. Up to September 30, 2008 a total of R$ 139,835 (US$ 86,528) had been drawn down.

(viii)	The BNDES announces its currency basket rate (UMBNDES) on a daily basis.

(c)	Guarantees

Loans from the BNDES are guaranteed against TMAR and Oi receivables plus sureties provided by TNL and TMAR, respectively.

The repayment of long-term debt has been scheduled as follows:

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

	Parent Company	%	Consolidated	%
In local currency
2009	437,403	44.1	187,925	1.4
2010			5,114,941	38.1
2011			1,249,510	9.3
2012			1,216,930	9.1
2013 onwards			3,271,928	24.3

	437,403	44.1	11,041,234	82.2

In foreign currency
2009			29,518	0.2
2010	217,528	21.9	538,472	4.0
2011	48,986	4.9	444,677	3.3
2012			241,843	1.8
2013 onwards	287,144	29.1	1,137,616	8.5

	553,658	55.9	2,392,126	17.8

Total
2009	437,403	44.1	217,443	1.6
2010	217,528	21.9	5,653,413	42.1
2011	48,986	4.9	1,694,187	12.6
2012			1,458,773	10.9
2013 onwards	287,144	29.1	4,409,544	32.8

	991,061	100.0	13,433,360	100.0

20	Authorizations payable

	Consolidated
	09/30/2008		06/30/2008
	Short term	Long term	Short term	Long term
Oi - 3G usage rights (i)	761,448		755,261
Oi - 2G usage rights (ii)			112,033
Oi usage rights (iii)	31,582	94,747	36,368	109,131
Amazônia usage rights (iv)	3,614	10,843	3,492	11,310

	796,644	105,590	907,154	120,441

These refer to the payments due to ANATEL for its granting of authorizations to provide SMP and the corresponding use of radio frequencies, obtained by means of public auctions.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(i)	The documents conferring the right to the use of radio frequencies for the company to provide 3G SMP in Regions I and III (see Note 17) were signed on April 29, 2008. This represented a total investment of R$ 867,018 and, on April 28, 2008, Oi paid 10% of the price, with the remaining 90% to be paid, without monetary correction, by December 10, 2008, in accordance with the tendering regulations.

(ii)	The documents conferring the right to the use of radio frequencies for the company to provide 2G (GSM technology) SMP in São Paulo and expand the bandwidth in certain states within Region I (Amazonas, Amapá, Roraima, Pará, Maranhão, Piauí, Rio Grande do Norte, Paraíba, Alagoas, Sergipe, Bahia and Espírito Santo) (see Note 17) were signed on December 7, 2007. This represented a total investment of R$ 131,106 and, on December 7, 2007, Oi paid 10% of the price, with the remaining 90% settled, without monetary correction, on September 10, 2008, in accordance with the tendering regulations.

(iii)	In regard to the documents signed in July 2003 and January 2004 conferring certain radio frequency usage rights, Oi paid 10% of the contractual amount, upon the signing of the same, and recognized the balance under its liabilities, with final maturity in 2011 and 2012, respectively. The outstanding balance is being corrected monetarily according to the variations of the IGP-DI inflation index, plus interest of 1% p.a..

(iv)	This refers to the amounts payable to ANATEL for the granting of radio frequencies and authorizations to provide SMP, obtained at auction. With respect to the documents signed in 2004, Amazônia paid 10% of the contractual amount, upon the signing of the same, and recognized the balance under its liabilities, separated into short and long-term portions, with the final maturity in 2012. The outstanding balance is being corrected monetarily according to the variations of the IGP-DI inflation index, plus interest of 1% per month.

In accordance with CVM Instruction nº 469/2008, the accounts payable in relation to the 3G and 2G licenses (items (i) and (ii) above) have been adjusted to present value, using an average discount rate of 10.6% p.a. (average rate of interest on the debt), as from the signing of the licensing agreements, yielding the sum of R$ 58,136, which has been recorded in the books as a deduction from the balance of authorizations payable and from the intangible assets account. The adjustment to present value, as at September 30, 2008, is R$ 18,867 (06/30/08 – R$ 40,299).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

21	Taxes payable and deferred

	Parent Company		Consolidated
	09/30/2008	06/30/2008	09/30/2008		06/30/2008
	Short term	Short term	Short term	Long term	Short term	Long term
ICMS (i)			454,991		420,138
ICMS - Covenant 69/1998 (ii)				95,093		88,073
PIS and COFINS	880	894	104,358		106,506
Income tax payable	1,644	1,455	330,368		303,175
Social contribution payable			137,799		129,068
Deferred income tax and social contribution – Law no 8,200/1991			10,747		10,902
Others	706	706	28,652		37,348

	3,230	3,055	1,066,915	95,093	1,007,137	88,073

(i)	Various municipal, state, and federal taxes are levied on telecom services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Maranhão, Ceará, Rio Grande do Norte, Alagoas, Sergipe, Bahia and Paraná; and 25% for all the other states.

(ii)	Consolidated figures shown net of judicial deposits amounting to R$ 156,275 (06/30/2008 – R$ 153,197).

22	REFIS II – Tax Refinancing Program

TNL and its subsidiaries TMAR and Oi have all adhered to the PAES – Special Scheduling (also known as the REFIS II – Tax Refinancing Program), governed by Law nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003.

According to the provisions of Article 7 of the aforementioned law, TNL and its subsidiaries are obliged to make timely payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever may happen to occur first.

The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and during the quarter ended on September 30, 2008, the amounts of R$ 11,973 (previous quarter R$ 7,919), for TNL, and R$ 103,691 (previous quarter R$ 68,591), in the consolidated figures, were settled without delay, in compliance with the provisions of CVM Instruction nº 346/2000, which consider the timeliness of the payments as an essential requirement for retaining the favorable terms provided for under the REFIS II program.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

The amounts scheduled under the REFIS II program are as follows:

	Parent Company				Consolidated
	09/30/2008		06/30/2008		09/30/2008		06/30/2008
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
COFINS					73,177	269,670	72,046	283,511
CPMF	4,395	38,099	4,328	38,591	30,616	134,068	30,143	139,530
IOF	11,902	103,160	11,717	104,495	15,629	116,592	15,385	118,635
Income tax					13,439	46,991	13,232	49,573
Social contribution					4,519	20,483	4,449	21,279
INSS - SAT					3,149	18,099	3,115	18,569
PIS					649	2,641	640	2,760

	16,297	141,259	16,045	143,086	141,178	608,544	139,010	633,857

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	Consolidated
	09/30/2008				06/30/2008
	Principal	Fines	Interest	Total	Total
COFINS	247,103	24,812	70,932	342,847	355,557
CPMF	119,650	11,965	33,069	164,684	169,673
IOF	96,831	9,686	25,704	132,221	134,020
Income tax	33,115	7,819	19,496	60,430	62,805
Social contribution	13,866	3,095	8,041	25,002	25,728
INSS - SAT	12,482	2,147	6,619	21,248	21,684
PIS	2,098	233	959	3,290	3,400

	525,145	59,757	164,820	749,722	772,867

These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 7,511 (TNL) and R$ 36,916 (consolidated) being recognized as “Financial expenses” during the quarter ended on September 30, 2008 (see Note 6).

As at September 30, 2008, the payment flows through the REFIS II program, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining period of nine years and eight months, amount to R$ 122,143 (TNL) and R$ 615,941 (consolidated).

Faced with the undue classification, by the SRF (Brazilian Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES program, TMAR felt obliged to take legal action in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this effect, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

judicial deposits of approximately R$ 3 million per month were made until such time as an administrative or judicial decision be handed down determining the correct balance of the debts included by the company in the PAES scheme. In May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of TNL and Oi, it has been verified that the same error was committed by the administrative authorities, with the undue inclusion of amounts other than those specified by the companies. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, on the grounds of alleged payment default. Since the management and its legal advisors consider this exclusion to be totally unfounded, given that the calculation of the installments to be paid is based on the amounts that the companies themselves asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for their reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law n° 10,684/2003, the amount of the long-term portion of the debt, totaling R$ 145,073 (consolidated), will be transferred to current liabilities.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

23	Provisions for legal contingencies

(a)	Composition of the book balance

	Parent Company		Consolidated
	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Fiscal

(i) ICMS			428,386	432,361
(ii) FUST			104,691	95,373
(ii) FUNTTEL			58,175	53,653
(iii) Compensation for tax losses and negative social contribution base			56,740	56,029
(iv) ISS	424	424	54,446	51,781
(v) ILL			44,813	44,359
INSS (joint responsibility, indemnifications and professional fees)			30,615	28,676
(vi) Other claims	4	4	88,030	83,848
Associated judicial deposits (*)			(172,827)	(161,748)

	428	428	693,069	684,332

Labor

(i) Overtime	242	362	210,179	198,097
(ii) Pay differences			167,207	142,387
(iii) Indemnifications			117,197	110,532
(iv) Fines			87,390	93,382
(v) Sundry extras			69,471	90,616
(vi) Claims by outsourced personnel			63,253	64,247
(vii) Professional fees			43,485	48,099
(viii) Pension differences			37,969	39,183
(ix) Contractual rescission			40,568	24,882
(x) FGTS			17,593	17,224
(xi) Employment links			16,085	16,823
(xii) Other claims			51,426	58,074
Associated judicial deposits (*)			(261,142)	(274,909)

	242	362	660,681	628,637

Civil

(i) ANATEL estimates			327,557	312,314
(ii) ANATEL fines			78,373	76,289
(iii) Small claims courts			78,203	76,579
(iv) Other claims	5	4	282,339	282,031

	5	4	766,472	747,213

	675	794	2,120,222	2,060,182

(*)	In accordance with CVM Resolution no 489/2005.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

In accordance with the terms of the respective legislation, the provisions for legal contingencies are corrected monetarily on a monthly basis, using the following indices and interest rates:

Fiscal:	Variations of the SELIC (Brazilian Central Bank base rate) and UFIR (Fiscal Unit of Reference);

Labor:	Indices of the TRTs (Regional Labor Courts), plus interest of 1% per month;

Civil:	Variations of the UFIR, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003) and, for ANATEL, the IGP-DI inflation index.

(b)	Breakdown of the claims, net of judicial deposits, according to level of risk, as at September 30, 2008 (consolidated)

	Fiscal	Labor	Civil	Total
Probable	693,069	660,681	766,472	2,120,222
Possible	8,098,218	387,930	2,664,736	11,150,884
Remote	1,351,757	750,594	382,412	2,484,763

Total	10,143,044	1,799,205	3,813,620	15,755,869

(c)	Summary of the changes in the balances of the provisions for legal contingencies

	Parent Company
	Fiscal	Labor	Civil	Total
Balance at December 31, 2007	428	308	3	739
Additions, net of reversals (Note 5)		26		26
Monetary correction (Note 6)		28	1	29

Balance at June 30, 2008	428	362	4	794
Additions, net of reversals (Note 5)		(77)	1	(76)
Monetary correction (Note 6)		(43)		(43)

Balance at September 30, 2008	428	242	5	675

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

	Consolidated
	Fiscal	Labor	Civil	Total
Balance at December 31, 2007	637,626	582,424	727,134	1,947,184

Acquisition of Amazônia (Note 1)	24,771	1,502	3,352	29,625
Additions, net of reversals (i)	30,726	80,880	74,857	186,463
Write-downs due to settlement	(24,423)	(76,150)	(83,356)	(183,929)
Monetary correction (Note 6)	25,752	80,370	25,226	131,348
Associated judicial deposits	(10,120)	(40,389)		(50,509)

Balance at June 30, 2008	684,332	628,637	747,213	2,060,182

Amazônia (Note 1)	3,088			3,088
Additions, net of reversals (i)	(2,969)	31,826	47,861	76,718
Write-downs due to settlement	(9,186)	(44,277)	(33,839)	(87,302)
Monetary correction (Note 6)	28,883	30,728	5,237	64,848
Associated judicial deposits	(11,079)	13,767		2,688

Balance at September 30, 2008	693,069	660,681	766,472	2,120,222

(i)	The total additions in the quarter, net of reversals, amounting to R$ 263,181, comprise the cost of provisions for legal contingencies, to the sum of R$ 233,433 (see Note 5), and the amounts shown in the table below, totaling R$ 29,748.

The amounts of the provisions in relation to the querying of ICMS on the leasing of IP gateways, INCRA, FUST, FUNTTEL and an ICMS power consumption credit are recorded in the respective accounts for these charges, as shown in the table below:

	Consolidated
	09/30/2008	09/30/2007
Deductions from gross revenue:
Leasing of IP gateways		(10,600)

Payroll:
INCRA	(143)	(588)

Other operating expenses:
FUST	(18,008)	(3,181)
FUNTTEL	(10,261)	(9,480)
ICMS credit in relation to power consumption	(1,336)	(1,555)

	(29,748)	(25,404)

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04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(d)	Probable contingencies (consolidated)

Fiscal:

(i)	ICMS (Value Added Tax on Sales and Services) - Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; and (c) assessments relating to non-compliance with access obligations.

(ii)

FUST and FUNTTEL - The provision is in relation to the change in the FUST (Fund for Universal Access to Telecommunications Services) fee calculation methodology, introduced by ANATEL Abridgement no 7 (no longer allowing the exclusion of EILD and interconnection charges from the calculation base, and applied retroactively). In this regard, acting through ABRAFIX (Brazilian Association of Wireline Telephony Companies), TMAR has taken out an injunction to prevent the application of the rule in question, and has been making judicial deposits of the calculated differences. The company believes that whatever decision is handed down regarding the FUST fees will also apply to the FUNTTEL (Fund for the Technological Development of Brazilian Telecommunications) fees.

(iii)	Compensation for tax losses and a negative contribution base - TMAR has obtained an injunction guaranteeing compensation for tax losses and a negative social contribution calculation base, when ascertained for the base years prior to and including 1998, offsetting these against 100% of future taxable income.

(iv)	ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS on a variety of value-added, technical and administrative services, such as the leasing of equipment. The amount provided for represents that portion of these assessments that the company’s legal advisers consider to be liable to the incurring of loss.

(v)	ILL (Tax at Source on Net Income) - TMAR offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Nevertheless, although the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been handed down as to the criteria for correcting these credits monetarily.

(vi)	Other claims - These largely relate to provisions to cover IPTU (municipal real-estate tax) assessments, amounting to R$ 10,462 (06/30/2008 – R$ 10,462), sundry tax assessments relating to income tax and social contribution charges, totaling R$ 43,038 (06/30/2008 – R$ 41,337), and questions raised regarding the levying of the FNDE (National Fund for the Development of Education) contribution, to the sum of R$ 15,268 (06/30/2008 – R$ 14,998).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

Labor:

(i)	Overtime - Claims relating to demands for overtime payment, for work done outside normal working hours.

(ii)	Pay differences - This item largely represents amounts arising from pay differences among the employees and claims for equal pay/reinstatement, by those who allegedly receive less pay for doing an identical job, in addition to other requirements provided for in the applicable legislation.

(iii)	Indemnifications - The indemnities correspond to requests for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of alleged reasons, including: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day-care benefit and productivity bonus, provided for in collective labor agreements.

(iv)	Labor fines - These are fines provided for under the CLT (Labor Laws) in the event of non or late payment of labor-related items.

(v)	Sundry extras - These, in large part, reflect the expectation of incurring losses in proceedings relating to demands for payment of a risk premium, by employees who work in environments that may be considered hazardous, particularly in close proximity to high-voltage electrical installations.

(vi)	Knock-on effect - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they closed down their business.

(vii)	Professional fees - These refer to the legal costs awarded to winning plaintiffs, including the fees due in claims supported by a pertinent labor union, as well as the fees of specialists and their assistants.

(viii)	Pension differences - These are claims relating to differences due to former employees under the private pension scheme, arising from payroll extras that were supposedly not taken into consideration when calculating the pension value.

(ix)	Contractual rescission - Represents amounts due but not paid upon the rescission of the contracts of former employees, including indemnification provided for in the company’s plan to encourage voluntary contractual rescissions (PIRC).

(x)	FGTS - These are claims referring to differences arising from the depositing of the plaintiff’s FGTS (Length of Service Indemnity Fund), and also the issue of compensation for the losses generated by government economic plans in the 1980s and ‘90s, including any impact on the fine, equivalent to 40% of the FGTS balance, payable in the event of unfair dismissal.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(xi)	Employment links - These are claims by former employees of contractors, attempting to establish a direct employment link with the company, on the grounds of unlawful outsourcing and/or elements of a connection, such as direct subordination.

(xii)	Other claims - Refer to a variety of issues, relating to requests for reinstatement, profit share, and making up alleged payroll shortfalls, among others.

Civil:

(i)	ANATEL estimates - These largely relate to alleged non-compliance with PGMU (General Plan for Universal Access Targets) and PGMQ (General Plan for Quality Targets) obligations.

(ii)	Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(iii)	ANATEL fines - These largely refer to provisions in relation to the company’s alleged failure to meet quality targets under the PGMQ and RIQ (Regulation of Quality Indicators).

(iv)	Other claims - These relate to various lawsuits in progress with regard to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among other claims.

(e)	Possible contingencies (not covered)

TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for legal contingencies have been made.

The principal contingencies classified as possibly incurring losses, in the opinion of the company’s legal advisors, are summarized below:

Fiscal:

ICMS - There have been a number of ICMS tax assessments against TMAR, amounting to approximately R$ 2,142,529 (06/30/2008 – R$ 1,931,039), most notably in regard to two situations: the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base, and the offsetting of credits in relation to the acquisition of goods and other inputs required for network maintenance.

ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,325,213 (06/30/2008 – R$ 1,285,602), have not been provided for, being classified by the company’s legal representatives as liable to incurring possible losses, given that these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF (Federal Supreme Court) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

INSS (National Institute of Social Security) - There are proceedings involving a total of approximately R$ 914,752 (06/30/2008 – R$ 887,410) relating mainly to joint liability, the applicable percentage of Workplace Accident Insurance (SAT) and amounts liable to incurring social security charges. Notable among these is the questioning of the charging, by the INSS (Tax Assessment Notifications – NFLDs, issued in July 2005), of social security contributions on payments in regard to TMAR employee profit sharing, made under the terms of Law n° 10,101 and Article 7 of the 1988 Federal Constitution. Such payments should not form part of the calculation base for said contribution. The amount involved in this assessment comes to R$ 314,541 (06/30/2008 – R$ 305,139).

Federal taxes - There are also a number of federal tax assessments, largely relating to alleged failure to make due payment or to undue compensatory procedures, amounting to approximately R$ 1,872,000 (06/30/2008 – R$ 1,420,611). Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provision for possible losses.

There follows a list of other charges made by the federal authorities:

(i)	IRPJ, CSLL, PIS and COFINS - Amortization of premium - Assessment of July 2005 - The questioning of the sum of R$ 1,320,113 (06/30/2008 – R$ 1,984,344), largely in relation to a corporate transaction carried out by TNL in 1998, to appropriate the goodwill determined in relation to the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, split or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of that other’s future profitability. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction. The lawsuit is currently before the Taxpayers’ Council, which is considering an appeal against the lower court’s decision.

(ii)	IRRF, IRPJ, CSLL, PIS and COFINS - Undue disallowances - In August 2000, TMAR was assessed for a total of R$ 993,689 by the Federal Internal Revenue Department of Rio de Janeiro, based on events that occurred in 1996, and therefore prior to the privatization. Of the aforementioned sum, approximately R$ 51,000 has been registered under the REFIS II program. After the final decision, the remaining amount, which is being legally questioned and for which the maximum risk level is considered to be possible, totals approximately R$ 89,344 (06/30/2008 – R$ 86,673).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(iii)	PIS and COFINS - Undue disallowances - On June 30, 2006, TMAR received a tax assessment from the SRF, for the sum of R$ 735,343 (06/30/2008 – R$ 713,364), in relation to a number of disallowances of exclusions from the PIS and COFINS calculation bases, due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and to inaccuracies on the part of the inspectors in the comparison of the specified PIS and COFINS against the DCTFs. TMAR has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of incurring losses in this case to be possible.

A partially favorable decision has been obtained in the lower court, which is still provisional, leading to a reduction of approximately R$ 418,048 (06/30/2008 – R$ 405,552) in the amount assessed, and the company has appealed against the unfavorable part of the decision. Given that the reduction results from the identification of errors committed, TMAR’s management believes that liability for this reduced portion should be considered remote, with the remaining balance considered possible.

(iv)

Fine - IRRF on loan - Assessment of December 2007 - The taxation authorities fined TMAR the sum of R$ 116,972 (06/30/2008 – R$ 113,475) for not having deducted at source the corporate income tax supposedly due (in the calendar years 2002 and 2003) on the gains arising from loan agreements entered into with the parent company, TNL. The company’s legal advisors believe there are strong arguments for the defense, since, in addition to part of the amount in question having already lapsed and therefore presenting a remote chance of incurring losses, said retention was waived by Article 77, subsection II of Law n° 8,981/95, which was only later revoked by Law n° 10,833/2003.

Labor:

These refer to queries regarding various claims in relation to pay differences, overtime, risk premium and joint liability, among others, amounting to a total of approximately R$ 387,930 (06/30/2008 – R$ 394,200), which are mainly before lower courts of law and for which no ruling has been handed down regarding the merits of these cases.

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal aims of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by at least 23,380 lawsuits (06/30/2008 – 24,730), involving a total value of approximately R$ 2,664,736 (06/30/2008 – R$ 2,616,168).

This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically in excess of the true merits of the case), and the final judicial decisions are still pending.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

24	Debentures

At an Ordinary General Meeting of the shareholders, held on March 7, 2006, approval was given for a public issue, by TMAR, of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10, making a total of R$ 2,160,000. The issue date was set for March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a 0.55% p.a. spread for the 2nd series. The interest recorded under current liabilities, as at September 30, 2008, amounting to R$ 23,385 (06/30/2008 – R$ 79,568), is amortized half-yearly. The most recent date was September 1, 2008 and the next occasion will be March 2, 2009. TMAR’s Board of Directors approved this transaction on March 15, 2006.

At an Ordinary General Meeting of the shareholders, held on April 17, 2007, approval was given for a private issue by TMAR of 5,400 (five thousand, four hundred) simple, non-convertible debentures, in up to five series, at a nominal unit value of R$ 10, making a total of R$ 54,000, with a view to financing the expansion of the mobile telephone services in a variety of locations within the state of Minas Gerais (under the “Minas Communicates” project). The indenture was signed on December 18, 2007 and subscription to the 1st series, to the sum of R$ 11,080, took place on December 28th. Subscription to the 2nd series, to the sum of R$ 19,660, occurred on March 24, 2008. The final maturity of these debentures is on July 5, 2021, with partial amortization in 2018, 2019 and 2020. The debentures are remunerated according to the IPCA (inflation index) + 0.5% p.a. and interest amounting to R$ 1,590 has been recorded under long term liabilities for the quarter ended on September 30, 2008 (06/30/2008 – R$ 850).

25	Shareholders’ equity

At an Ordinary General Meeting of the shareholders, held on April 4, 2008, approval was given for the allocation of the net profit for the year ended on December 31, 2007, amounting to R$ 2,296,737, plus the sum of R$ 18,245 in prescribed dividends and interest on capital, making a grand total of R$ 2,314,982, as follows: (a) R$ 114,837 to the legal reserve; (b) a capital increase of R$ 760,000; (c) setting up a revenue reserve of R$ 768,681; and (d) distribution to the shareholders of the remaining R$ 671,464, with R$ 80,016 in dividends and R$ 591,448 as interest on capital, payment of which began on April 15, 2008.

At an Extraordinary General Meeting of the shareholders, also held on April 4, 2008, a proposal was approved for the appropriation of interest on capital over the course of the 2008 fiscal year, to the sum of up to R$ 700,000. After deliberation, the sum of R$ 279,300 was appropriated, to this end, and the shareholders were advised by public notice on July 31, 2008.

A reserve was set up on April 12, 2008 for the premium on the disposal of shares, to the sum of R$ 4,279, as a result of the exercising of the first package of share options under the 2007 Share Options Program, which involved the transfer of common treasury stock, amounting to R$ 4,723, to the respective beneficiaries who exercised their options (see Note 27d).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

At a meeting of the Board of Directors, held on August 28, 2008, approval was given for the distribution of an extraordinary dividend, amounting to R$ 1,200,005, using resources from the revenue reserve.

The reconciliation of net profit for the quarter and shareholders’ equity as at September 30, 2008, between the parent company and the consolidated figures, is shown below:

	Net profit for the quarter	Shareholders’ equity
Parent Company	940,983	10,392,073

Elimination of unrealized profit on the sale of TNL’s equity stake in Oi to TMAR		(499,994)

Elimination of goodwill amortization on the premium paid by TMAR in its acquisition of TNL’s equity stake in Oi	39,822	283,183

Consolidated	980,805	10,175,262

26	Financial instruments

The exposure of TNL and its subsidiaries to market risk stems mainly from changes in foreign exchange rates, since a significant part of the company’s debt is denominated in foreign currency, while its revenues are in the local currency (real - R$). In order to reduce this risk exposure, the company makes financial investments in foreign currency and uses derivatives such as currency swap and futures contracts. TNL and its subsidiaries do not use derivatives for any other purpose.

These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by the management.

The company has the policy of limiting its maximum foreign currency exposure to the equivalent of 12% of the Oi Group’s gross debt. The exposure, as at September 30, 2008, was equivalent to 8.1% of the group’s gross debt.

(a)	Foreign exchange risk

Approximately 19% (06/30/2008 - 21%) of the consolidated debt, including debentures and excluding swap and futures transactions, is denominated in foreign currency (U.S. dollars or Japanese yen, or in the BNDES basket of currencies).

The sum of the nominal values of the currency swaps, futures contracts and foreign currency investments, as at September 30, 2008, was US$ 466,376,000 (06/30/2008 - US$ 502,351,000) for the parent company and US$ 964,758,000 (06/30/08 – US$ 1,093,100,000) in the consolidated figures, providing foreign exchange risk cover of 98% (06/30/2008 – 98%) and 56% (06/30/2008 – 71%), respectively. The financial investment in foreign currency was made in an open ended investment fund abroad (see Note 9). The maturity of the swap transactions is linked to the maturity of the corresponding foreign currency debt and the forward transactions mature in January 2009. The company has cover against foreign exchange risk for all of its foreign currency debt payments up to mid-2011.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

All the financial derivative transactions engaged in by TNL and its subsidiaries are aimed at protecting (hedging) the debt denominated in foreign currency. The following table shows the book value and market value (fair value) of these transactions, considering the future cash flow for each derivative, discounted to present value using market rate curves and the closing exchange rates at the end of the quarter, according to the requirements of CVM Resolution n° 550/2008:

	Parent Company
			Notional value		Fair value		Amount receivable/ (payable)
	Indicator	Maturity	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Currency swap contracts - US$/R$ (i)
Asset position	US$ + 5.86%	Jan/2009 to Jan/2011	11,164	11,271	13,917	14,110	14,177	14,144

Liability position	100% of CDI rate		(11,164)	(11,271)	(31,773)	(37,375)	(31,788)	(37,392)

Net value					(17,855)	(23,265)	(17,611)	(23,248)

Currency swap contracts - Yen/R$ (*) (ii)

Asset position	Yen+Japanese interbank rate +1.25% & Yen+2.00%	Jan/2009 to Jan/2011	185,703	196,800	224,120	347,449	227,581	242,875

Liability position	85% to 95% of CDI rate		(185,703)	(196,800)	(529,100)	(572,313)	(534,782)	(683,802)

Net value					(304,979)	(224,865)	(307,201)	(440,927)

Currency swap contracts - Yen/US$ (iii)

Asset position	6-month Yen + 1.25%	Jan/2009 to Jan/2011	59,948	59,822	69,525	39,077	67,472	67,851

Liability position	6-month US$ + 3.59%		(59,948)	(59,822)	(63,613)	(34,482)	(60,808)	(61,950)

Net value					5,912	4,595	6,664	5,901

(*)	The contract provides for a guarantee margin of R$ 185,212 (06/30/2008 - R$ 187,123).

Counterparties:

(i)	Banco Votorantim S.A..

(ii)	Bancos JP Morgan S.A and Morgan Stanley Dean Witter S.A..

(iii)	Banco J. Aron and Co, NY (Goldman Sachs).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

	Consolidated
			Notional value		Fair value		Amount receivable/ (payable)
	Indicator	Maturity	09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Currency swap contracts - US$/R$ (i)
Asset position	US$ + 0% to 10.11%	Oct/2008 to Nov/2011	534,514	556,906	611,911	661,598	620,712	659,840

Liability position	75% to 113.85% of CDI rate		(534,514)	(556,906)	(1,097,163)	(1,394,764)	(1,094,786)	(1,397,881)

Net value					(485,252)	(733,166)	(474,074)	(738,041)

Currency swap contracts - Yen/R$ (*) (ii)
Asset position	Yen+Japanese interbank rate +1.25% & Yen+2.00%	Jan/2009 to Jan/2011	185,703	196,800	224,120	347,449	227,581	242,875

Liability position	85% to 95% of CDI rate		(185,703)	(196,800)	(529,100)	(572,313)	(534,782)	(683,802)

Net value					(304,979)	(224,865)	(307,201)	(440,927)

Currency swap contracts - Yen/US$ (iii)
Asset position	6month Yen + 1.25%	Jan/2009 to Jan/2011	59,948	59,822	69,525	39,077	67,472	67,851

Liability position	6month US$ + 3.59%		(59,948)	(59,822)	(63,613)	(34,482)	(60,808)	(61,950)

Net value					5,912	4,595	6,664	5,901

Forward exchange contracts - Yen/US$ (iv)
Long position (Yen)	Forward rate of 103.30 to 106.30	Jan/2009	363,033	301,892	362,785	303,443	359,604	299,736

Short position (US$)			(363,033)	(301,892)	(365,685)	(304,098)	(363,032)	(299,871)

Net value					(2,900)	(655)	(3,428)	(135)

(*)	The contract provides for a guarantee margin of R$ 185,212 (06/30/2008 - R$ 187,123).

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

Counterparties:

(i)	ABN AMRO Real S.A, Citibank S.A, Itaú S.A, JP Morgan S.A, Votorantin S.A and Unibanco - União dos Bancos Brasileiros S.A..

(ii)	JP Morgan S.A and Morgan Stanley Dean Witter S.A..

(iii)	J. Aron and Co, NY (Goldman Sachs).

(iv)	Barclays S.A..

The currency swap operations transfer the risk from foreign exchange variations to the variations of the CDI rate. The forward exchange operations transfer the risk of variations from one foreign currency to another.

The results of hedging operations (Note 6), as at September 30, 2008, showed, registered under currency swap operations, a loss of R$ 18,098 (09/30/2007 – loss of R$ 120,594) for the parent company and a loss of R$ 69,472 (09/30/2007 – loss of R$ 404,717) in the consolidated figures, and under forward exchange operations, a loss of R$ 3,428 in the consolidated figures, while the financial investments denominated in foreign currency registered a gain of R$ 71,332 (09/30/2007 – loss of R$ 66,897) for the parent company and again of R$ 105,752 (09/30/2007 – loss of R$ 93,774) in the consolidated figures.

(b)	Interest rate risk

TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on the BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to the BNDES’s foreign currency funding. In order to reduce their exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

At September 30, 2008, approximately 93% (06/30/2008 – 90%) of the assumed debt, including debentures, was subject to floating interest rates, and 3% (06/30/2008 – 4%) had been exchanged for fixed rates, by means of swap transactions.

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

The following table shows the book value and market value (fair value) of the interest rate derivative contracts, considering the future cash flow for each derivative, discounted to present value using market rate curves and the closing exchange rates at the end of the quarter, according to the requirements of CVM Resolution n° 550/2008:

	Parent Company
	Indicator	Maturity	Notional value		Fair value		Amount receivable/(payable)
			09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Interest rate swap contracts - US$ LIBOR/Predetermined (i)
Asset position	6-month LIBOR US$	Jan/2009 to Jan/2011	33,955	33,884	81,492	33,884	34,182	34,525

Liability position	3.77%		(33,955)	(33,884)	(81,714)	(33,919)	(34,229)	(34,475)

Net value					(223)	(35)	(47)	50

Counterparties:

(i) J. Aron and Co, NY (Goldman Sachs).

	Consolidated
	Indicator	Maturity	Notional value		Fair value		Amount receivable/(payable)
			09/30/2008	06/30/2008	09/30/2008	06/30/2008	09/30/2008	06/30/2008
Interest rate swap contracts - US$ LIBOR/Predetermined (i)
Asset position	3-month and 6-month LIBOR US$	Nov/2008 to Aug/2012	399,950	407,906	447,068	412,143	401,482	411,395

Liability position	3.77% to 4.04%		(399,950)	(407,906)	(448,821)	(413,603)	(401,965)	(412,334)

Net value					(1,753)	(1,460)	(483)	(939)

Interest rate swap contracts - CDI/ Predetermined (ii)
Asset position	CDI+0.55%	Mar/2009 to Mar/2013	270,000	270,000	278,065	285,357	3,097	10,229

Liability position	103% of CDI rate		(270,000)	(270,000)	(277,631)	(285,079)	(3,080)	(10,106)

Net value					434	278	17	123

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01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

Counterparties:

(i)	Citibank S.A and J. Aron and Co, NY (Goldman Sachs).

(ii)	Citibank S.A.

The results of hedging operations (Note 6), as at September 30, 2008, showed, registered under interest rate swap operations, a loss of R$ 2,234 (09/30/2007 – loss of R$ 4,277) for the parent company and a loss of R$ 7,200 (09/30/2007 – loss of R$ 2,858) in the consolidated figures.

(c)	Sensitivity analysis (CVM Resolution nº 550/2008, article 4) (not reviewed by the independent auditors)

Currency swap contracts - US$/R$

TNL and its subsidiaries have engaged in “plain vanilla” currency swap transactions in order to protect the payments on dollar denominated debt. Under these contracts, the company has an asset position in dollars at a predetermined interest rate and a liability position linked to the CDI rate. The risk of incurring losses on the asset side of the transaction lies in the variations of the dollar exchange rate against the real, but these potential losses would be fully offset by the flows on the maturity of the dollar debt. Hence, the company considers that the true risk of such operations lies in a possible increase in the CDI rate. In the sensitivity analysis, we considered three scenarios (probable, possible and remote), based on the market prices and rates of October 27, 2008.

The most likely scenario (probable) estimates a nominal cash outflow of R$ 479,617 in the consolidated figures and R$ 22,779 for the parent company, considering the future value of the swap net adjustments up to the final maturity of each operation. Under the possible and unlikely (remote) scenarios, the estimates of nominal future cash outflow amount, respectively, to R$ 517,618 and R$ 555,483 in the consolidated figures and R$22,495 and R$ 24,205 for the parent company.

Currency swap contracts - Yen/R$

TNL has engaged in “plain vanilla” currency swap transactions in order to protect the payments on debt denominated in Japanese yen. Under these contracts, the company has an asset position in yen at a predetermined interest rate or at a predetermined interest rate plus the Japanese interbank rate (Japanese LIBOR), while the liability position is indexed against the CDI rate in all the contracts. The greatest risk of incurring losses on the asset side of these transactions lies in the variations of the yen exchange rate against the real, but these potential losses would be fully offset by the flows on the maturity of the yen denominated debt. Hence, the company considers that the true risk of such operations lies in a possible increase in the CDI rate. In the sensitivity analysis, we considered three scenarios (probable, possible and remote), based on the market prices and rates of October 27, 2008.

The most likely scenario (probable) estimates a nominal cash outflow of R$ 299,974 in the consolidated figures and for the parent company, considering the future value of the swap net adjustments up to the final maturity of each operation. Under the possible and unlikely (remote) scenarios, the estimates of nominal future cash outflow amount, respectively, to R$ 324,474 and R$ 343,321 in the consolidated figures and for the parent company, respectively.

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Currency swap contracts - Yen/US$

TNL has engaged in “plain vanilla” currency swap transactions in order to protect the payments on debt denominated in Japanese yen. Under these contracts, the company has an asset position in yen at the Japanese interbank rate (Japanese LIBOR) plus a spread and the liability position is in US dollars at the dollar LIBOR rate plus a spread. The risk of incurring losses on the asset side of these transactions lies in the variations of the yen exchange rate against the dollar and in the Japanese interbank rate, but these potential losses would be fully offset by the flows on the maturity of the yen denominated debt. The greatest risk of incurring losses on the liability side lies in the variations of the dollar exchange rate against the real, but these potential losses would be fully offset by the gains on the asset side from currency swap transactions in which TNL has an active position in the dollar plus a predetermined interest rate and a passive position at the CDI rate (see the sensitivity analysis under the US$/R$ currency swaps).

Forward exchange contracts - Yen/US$

TMAR, a subsidiary of TNL, has engaged in currency forward transactions for the purpose of protecting the payments on part of its debt denominated in Japanese yen. Under these contracts, the company has taken a long position in yen and a short position in US dollars. The risk of incurring losses on the long side of these transactions lies in the variations of the yen exchange rate against the dollar, but these potential losses would be fully offset by the foreign exchange variations on the equivalent portion of the yen denominated debt. Given that the yen/real exchange rate is linked to the dollar, the impact of variations in the dollar exchange rate does not present any additional risk to the company, and therefore a sensitivity analysis of this derivative instrument is not necessary.

Interest rate swap contracts - US$ LIBOR/Predetermined

TNL and its subsidiaries have engaged in interest rate swaps for the purpose of protecting the payments on its floating rate debt denominated in US dollars. Under these contracts, the company has an asset position at the dollar LIBOR rate and a liability position at a predetermined interest rate. The risk of incurring losses on the asset side of these transactions lies in the variations of the dollar LIBOR rate, but these potential losses would be fully offset by the flows on the maturity of the dollar denominated debt. Hence, the company does not consider it necessary to perform a sensitivity analysis of of these contracts.

Interest rate swap contracts - CDI/ Predetermined

TMAR, a subsidiary of TNL, has engaged in interest rate swaps for the purpose of protecting the payments on its debentures in reais bearing the CDI rate plus a spread. Under this contract, the company has an active position at the CDI rate plus a spread, and a liability position at a percentage of the CDI rate. Hence, the company considers the risk on this transaction lies in an increase in the CDI rate. In the sensitivity analysis, we considered three scenarios (probable, possible and remote), based on the market prices and rates of October 27, 2008.

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In the most likely scenario (probable), TMAR estimates a nominal cash outflow of R$ 13,226, considering the future value of the swap net adjustments up to the final maturity of each transaction. Under the possible and unlikely (remote) scenarios, the estimates of nominal future cash outflow amount, respectively, to R$ 14,474 and R$ 15,773.

Sensitivity analysis chart – Cash flow impact - consolidated

Transaction	Risk	Likely scenario	Possible scenario	Unlikely scenario
Currency swaps US$/R$	CDI rate rise	(479,617)	(517,618)	(555,483)
Currency swaps Iene/R$	CDI rate rise	(299,974)	(324,474)	(343,321)
Interest rate swap Predetermined/CDI	CDI rate rise	(13,226)	(14,474)	(15,773)

The following table shows the CDI rates utilized in calculating the three scenarios: probable, possible and remote. The possible and unlikely (remote) scenarios considered a 25% and 50% deterioration, respectively, in the risk variable utilized for the likely (probable) scenario.

Maturity	Likely scenario	Maturity	Possible scenario	Maturity	Unlikely scenario
11/3/2008	13.80%	11/3/2008	17.25%	11/3/2008	20.70%
12/1/2008	13.95%	12/1/2008	17.43%	12/1/2008	20.92%
1/2/2009	14.05%	1/2/2009	17.56%	1/2/2009	21.07%
2/2/2009	14.21%	2/2/2009	17.76%	2/2/2009	21.31%
4/1/2009	14.72%	4/1/2009	18.40%	4/1/2009	22.08%
7/1/2009	15.53%	7/1/2009	19.41%	7/1/2009	23.29%
10/1/2009	16.01%	10/1/2009	20.01%	10/1/2009	24.02%
1/4/2010	16.47%	1/4/2010	20.59%	1/4/2010	24.71%
4/1/2010	16.71%	4/1/2010	20.88%	4/1/2010	25.06%
7/1/2010	16.94%	7/1/2010	21.18%	7/1/2010	25.41%
10/1/2010	17.20%	10/1/2010	21.49%	10/1/2010	25.79%
1/3/2011	17.47%	1/3/2011	21.84%	1/3/2011	26.21%
4/1/2011	17.68%	4/1/2011	22.10%	4/1/2011	26.52%
7/1/2011	17.85%	7/1/2011	22.31%	7/1/2011	26.78%
10/3/2011	17.86%	10/3/2011	22.33%	10/3/2011	26.79%
1/2/2012	17.79%	1/2/2012	22.23%	1/2/2012	26.68%
4/2/2012	17.91%	4/2/2012	22.39%	4/2/2012	26.87%
7/2/2012	17.92%	7/2/2012	22.40%	7/2/2012	26.88%
10/1/2012	17.97%	10/1/2012	22.46%	10/1/2012	26.96%
1/2/2013	18.06%	1/2/2013	22.58%	1/2/2013	27.09%
4/1/2013	18.07%	4/1/2013	22.59%	4/1/2013	27.11%

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(d)	Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to the company’s highly diversified client portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 10).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby avoiding any risk of concentration.

(e)	Market value of the financial instruments

With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as follows:

		09/30/2008
		Parent Company		Consolidated
		Book value	Market value	Book value	Market value
(i)	Loans and financing	1,668,845	1,664,568	15,508,577	15,517,426
(ii)	Investments in marketable securities	2,625,338	2,625,338	8,564,345	8,564,345
(ii)	Debentures			2,215,715	2,215,715
(iii)	Direct investment in TMAR	8,810,486	13,676,342

		06/30/2008
		Parent Company		Consolidated
		Book value	Market value	Book value	Market value
(i)	Loans and financing	1,701,708	1,700,183	10,857,474	10,875,713
(ii)	Investments in marketable securities	766,527	766,527	7,305,837	7,305,837
(ii)	Debentures			2,271,158	2,271,158
(iii)	Direct investment in TMAR	12,072,363	18,504,881

(i)	The market values of the loans & financing were calculated at the present value of these financial instruments, considering the interest rates adopted by the market for transactions of a similar kind, term and level of risk.

(ii)	The book balances of investments in marketable securities and debentures, at September 30 and June 30, 2008, are similar to their market values, because they are recorded at realizable value.

(iii)

Calculation of the market value of investment in TMAR was based on the closing stock market price at the São Paulo stock exchange (BOVESPA) on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such instruments. It should be emphasized that the market value

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calculation based on stock market prices is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

(f)	US dollar transactions

On October 22, 2008 TMAR, a TNL subsidiary, engaged in transactions in which it holds a short position of approximately US$ 580 million in US dollars and a long position in reais, based on the Brazilian Central Bank’s official rate (PTAX) on that date (October 22nd) and corrected according to the CDI rate up to the end of the financial year. The risk of incurring losses in regard to this transaction lies in the appreciation of the dollar exchange rate against the real. The current position of this exposure would not involve any payment being made by the company.

27	Employee benefits

(a)	Private pension schemes

TNL and its subsidiaries TMAR, Oi and Oi Internet sponsor retirement schemes for the benefit of those employees who opt for them. The PBS-Telemar Supplementary Benefit and TelemarPrev schemes are run by the Atlantic Social Security Foundation (FASS), while the PBS-Assistidos Supplementary Benefit scheme is run by the Sistel Social Security Foundation (SISTEL). Their costs are recorded in the books in accordance with CVM Resolution nº 371/2000, which means, in the case of the defined benefit schemes (PBS-Assistidos and PBS-Telemar), over the working life of the participants, and, in the case of the defined contribution scheme (TelemarPrev), in line with the monthly contribution payments, based on actuarial calculations approved by the SPC - Supplementary Welfare Department of the Ministry of Social Security.

TNCP and Amazônia sponsor retirement benefit schemes for their active and former employees. There are presently three plans being sponsored: the PBS-A, exclusively for retired former employees, PBS-Telenorte Celular Participações and CELPREV benefit schemes, all run by SISTEL. The costs of these schemes are recorded in the books in accordance with CVM Resolution nº 371/2000. The PBS-A and PBS-Telenorte Celular Participações are defined benefit schemes and the CELPREV is a defined contribution scheme. The defined benefit schemes are closed to new participants. The contributions of the participants and the sponsors are determined under the Costing Plan, which is reassessed every year by a qualified professional (actuary). The SPC is the official body that sanctions and supervises these schemes.

(b)	Employee profit sharing

The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for shareholders. The scheme comes into effect when the following targets are met:

•	Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and

•	Operational, quality and market indicators.

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On September 30, 2008, TNL and its subsidiaries recorded provisions based on the estimated attainment of these targets, amounting to R$ 57,389 (09/30/2007 – R$ 51,506).

The differences between the amounts of the provisions and the figures presented in the statements of income are due to reversals or supplements in relation to the previous year’s estimates, made upon the effective payment thereof.

TNCP and Amazônia record their profit sharing based on the meeting of the stipulated targets for that financial year, subject to approval at a General Meeting of the shareholders.

(c)	Other employee benefits

The company also provides its employees with medical and dental schemes, pharmacy and child day-care assistance, and group life insurance, with deductions from the payroll made in accordance with the pay scales established in the collective labor agreements.

(d)	Stock option scheme

At an Extraordinary General Meeting of TNL’s shareholders, held on April 11, 2007, approval was given for a stock option scheme, details of which may be found on the company’s website (www.oi.com.br/ri) and the CVM’s web page (www.cvm.gov.br). The company’s Board of Directors is responsible for running the scheme or, at their discretion, handing over the running of the scheme to a committee, appointed for this purpose, comprising three board members, at least one of which must be a full member of the board. At a meeting held on April 12, 2007, the Board of Directors chose the members to form a Stock Option Scheme Management Committee and granted the committee the power to introduce specific programs from time to time.

The Stock Option Program for 2007 covers 40 beneficiaries, who are entitled to a total of up to 1.31% of the subscribed and paid in share capital, representing a reserve of 5,120,000 common shares (TNLP3). The options may be exercised as from April 12, 2008, in four equal annual blocks, each equivalent to 25% of the total options granted.

The concession price was based on the weighted average Bovespa price during the 30 days immediately preceding the concession date, and it will be corrected monetarily according to the variations of the IGP-M inflation index.

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The grace period for exercising the option on the first block expired on April 12, 2008, and a total of 167,101 options were exercised, with the corresponding treasury stock being transferred to the beneficiaries who took up their options, at the price of R$ 28.26 per share. This yielded cash generation of R$ 9,002, the writing off of R$ 4,723 in treasury stock, and a gain of R$ 4,279 recorded in the reserve for premiums on the disposal of shares.

At a meeting of the Stock Option Scheme Management Committee, held on September 18, 2008, it was decided that an addition would be made to the stock option program approved on April 12, 2007, granting the beneficiaries the option to purchase 2,713,000 of the company’s preferred shares (TNLP4), representing 0.68% of the subscribed and paid in share capital, at a strike price of R$ 27.31. These options may be exercised, as from the concession date, pending the exercising of the common stock options. The other terms and conditions of the Stock Option Program for 2007 remain unaltered and in effect.

The following table summarizes the transactions carried out involving common stock, up to September 30, 2008. The option on the first block of preferred stock has still not been exercised.

	In reais
	Number of shares (thousand)	Price on the concession date	Concession price
			2008	2007
Granted in April 2007	5,120	50.98	58.92	52.47

Options exercised	(167)

Options outstanding at September 30, 2008	4,953

The following table shows the position of the common stock options outstanding as at September 30, 2008:

	Outstanding options			Exercisable options
Exercise price range at the concession date	Number of shares (thousand)	Period remaining (months)	Strike price	Number of shares (thousand	Strike price
R$ 50.00 – 59.99	4,953	31	58.92	4,953	58.92

If one were to apply the registration required under the IFRS, the amounts of the premiums on the TNLP3 and TNLP4 stock options would affect the net income for the quarter ended on September 30, 2008 to the tune of R$ 36,033 (09/30/2007 – R$ 27,194) and R$ 835, respectively.

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28	Transactions with related parties – parent company

Transactions with related parties are carried out at prices, over terms and under other conditions similar to those with third parties. The principal transactions are summarized below:

	09/30/2008
	TMAR	Oi	TNL Trading	TNL PCS Participações	Way TV	Telemar Participações	Total
Assets
Loans to subsidiaries			42		19,226		19,268
Dividends and interest on capital	433,074						433,074
Other assets	5,348						5,348

	438,422		42		19,226		457,690

Liabilities
Loans and financing		437,403					437,403
Interest on capital						43,152	43,152

		437,403				43,152	480,555

Income
Financial income	17,000		3	1,499	987		19,489

Expenses
Financial expenses	(64)	(35,028)					(35,092)

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	06/30/2008
	TMAR	Oi	TNL Trading	TNL PCS Participações	Way TV	Total
Assets
Loans to subsidiaries			38		15,421	15,459
Other assets	5,347					5,347

	5,347		38		15,421	20,806

Liabilities
Loans and financing		424,310				424,310

	09/30/2007
	TMAR	Oi	TNL Trading	TNL PCS Participações	Telemar Telecomunicações	TNL.Net	Total
Income
Financial income	24,432		3	13,373			37,808

Expenses
Financial expenses	(2,605)	(12,278)			(149)	(225)	(15,257)

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(a)	Lines of credit extended by the parent company

The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, and the remuneration is equivalent to 104% of the CDI rate (06/30/2008 – 104% of the CDI rate).

(b)	BNDES loans

In December 1999, some of the subsidiaries providing wireline telephony services, which were later consolidated in TMAR, took out bridging loans from the BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of the Oi group’s holding company, Telemar Participações S.A.. The total amount of these loans was R$ 400 million, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a..

In December 2000, each of the concession holders closed an on-lending contract with the BNDES and a group of banks, for a grand total of R$ 2.7 billion, in order to finance the expansion of their telecom networks and make operational improvements aimed at complying with the universal access (PGMU) and quality (PGMQ) targets set by the regulator ANATEL. The BNDES disbursed 30% of the total directly to the concession holders and provided the other 70% indirectly, through the agent banks. The financing contract provided for two sub-loans, both of which matured in January 2008, when they were duly settled.

In December 2003, TMAR closed a new loan contract with the BNDES, in order to finance its investment program for expansion and operational improvements to the wireline network during the period 2002 to 2004. Between December 2003 and October 2004, TMAR drew down a total of R$ 530 million against this loan facility. The interest was paid on a quarterly basis until April 2005, becoming monthly thereafter. The principal is being repaid on a monthly basis, from May 2005 until the final installment, which is due in January 2011.

In September 2004, Oi closed a contract with the BNDES for a R$ 663 million line of credit, for the purpose of financing the setting up of the operational infrastructure for GSM mobile telephony in the southeast, northeast and north of Brazil. The principal is to be repaid in 78 (seventy-eight) monthly installments, as from May 2006, with the final installment coming due in October 2012.

In December 2005, with the lender’s consent, TMAR assumed the aforementioned debt, along with all the ensuing financial obligations stemming from Oi’s financing contract with the BNDES.

In July 2005, TMAR obtained credit from the BNDES of up to R$ 218 million, and drew down R$ 82 million of that sum to finance its program for meeting the regulator’s universal service targets before the end of that same year. The facility has a maturity of eight years and there is a 12-month grace period. The interest is based on the TJLP (Long Term Interest Rate).

In December 2005, TMAR obtained a new line of credit from the BNDES, in order to finance its program for meeting the obligations defined in the 2006 Concession Contract, and drew down R$ 26 million. This is an eight-year facility, with an 18-month grace period, and the interest is based on the TJLP.

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In November 2006, TMAR closed a contract with the BNDES for the purpose of financing the expansion and technological upgrading of the company’s wireline network during the period 2006 to 2008. That same month, TMAR drew down R$ 810 million, taking a further R$ 700 million in September 2007 and R$ 466,504 in August 2008. The financial charges are due on a quarterly basis until June 2009, after which payment is monthly, from July 2009 to June 2014. Repayment of the principal is due on a monthly basis as from July 2009.

In July 2007, Oi closed a financing contract with the BNDES for the sum of R$ 467 million, to provide resources for the expansion and technological upgrading of its mobile telecom network, planned for the period 2006 to 2008. Oi drew down R$ 290 million that same month and a further R$ 150 million in October 2007. The financial charges are due on a quarterly basis up to January 2010, after which payment is monthly, from February 2010 to January 2015. Repayment of the principal is due on a monthly basis as from February 2010.

29	Insurance

During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual periods: comprehensive insurance against all risk of material damage to the insurable assets owned under the concession, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in accordance with the provisions of Clause XXIV of the Concession Contracts.

The assets and responsibilities of material value and/or subject to high risk are all covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. The management believes that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Contracts.

The insurance policies provided the following cover, as at September 30, 2008, broken down according to the nature of the risk and of the asset:

Type of insurance	2008
Operational risk and loss of business	800,000
Fire - inventory	151,344
Civil liability - third parties (*)	191,430
Concession guarantee	28,800
Theft - inventory	30,000
Civil liability - general	20,000
Civil liability - vehicles	3,000

(*)	at the exchange rate on the last business day of the quarter (September 30, 2008).

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30	Other information

(a)	Acquisition of a controlling stake in BRASIL TELECOM – developments up to the present moment:

(i)	Engagement of the services of Credit Suisse First Boston as Factor in the proposed acquisition of controlling stakes in BrT Part and BrT, acting on behalf and on the instructions of TMAR (in accordance with the Material Information release issued by TNL and TMAR on April 25, 2008);

(ii)	Announcement of the completion of the negotiations and details of the transaction in a Material Information release issued by TNL and TMAR on April 25, 2008;

(iii)	Payments by TMAR, amounting to R$ 315 million, as provided for in the Material Information release issued by TNL and TMAR on April 25, 2008 (see Note 5 (ii));

(iv)	Securing by TMAR of R$ 4.3 billion in financing to fund the operation (see Note 19b (i));

(v)	Direct acquisition in the market of BrT Part and BrT preferred stock, in May, June and July 2008 (see Note 1);

(vi)	Disclosure of the Public Enquiry regarding the final text of the PGO (General Concession Plan), on June 17, 2008.

On June 17, 2008, ANATEL published two Public Enquiries, one on the proposed revision of the PGO and the other in regard to the PGR (General Plan to Update the Regulations).

On October 16, 2008, ANATEL approved the final text of the proposal for a new PGO, which has been submitted to the Advisory Council, for subsequent presentation to the Ministry of Communications.

This proposed new text of the PGO is intended to introduce more flexible regulation of the sector, removing the restrictions against a single group owning STFC concessions in more than one PGO region. Such alteration could give the green light for TMAR’s acquisition of Brasil Telecom;

(vii)	Public Share Offering for acquisition of the outstanding BrT Part and BrT preferred stock (in accordance with the Material Information release issued by TNL and TMAR on July 22, 2008);

(viii)	Issuing by TMAR of R$ 3,600 in Promissory Notes to fund the operation (see Note 19b (ii)).

(b)	Corporate restructuring of the indirect subsidiary Way TV

On September 25, 2008, the Boards of Directors of TNL and TMAR approved a corporate restructuring in relation to Way TV, for the purpose of: (i) increasing operational efficiency and taking advantage of synergies between the activities of Oi and Way TV; and (ii) allowing the increased provision of convergent services, particularly “quadruple play”. This restructuring is subject to ANATEL approval.

A Material Information release containing more information may be seen at the company’s website: http://www.oi.com.br/ri.

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ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

04.01 - NOTES	(In thousands of reais, unless otherwise specified)

(c)	Foreign exchange risk and protection

Between October 22, 2008 and the end of the financial year, the subsidiary TMAR could potentially be exposed to foreign exchange variations on a total of approximately US$ 580 million. The current position of this exposure would not involve any payment being made by the company.

On October 24, 2008, TMAR closed a contract with Citibank for engaging in “plain vanilla” currency swap transactions amounting to a total of US$ 200 million, equivalent to R$ 464,660. Under this contract, TMAR has an asset position in US dollars at an average predetermined interest rate of 7.85% p.a., and a liability position linked to 100% of the CDI rate. The maturity is in 119 days, on February 20, 2009.

On October 27, 2008, TMAR bought call options from Citibank on a total of US$ 100 million, equivalent to R$ 231,120. These options have a strike price of R$ 2.46 and mature in 116 days, on February 20, 2009. The premium paid on the transaction amounted to R$ 22,400.

The purpose of engaging in these transactions is to reduce TMAR’s foreign exchange exposure at a time of considerable volatility in the world’s financial markets.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
01765-5	TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)

1 - CÓDE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
1	TOTAL ASSETS	38,068,803	34,963,506
1.01	CURRENT ASSETS	14,886,030	13,460,711
1.01.01	CASH & EQUIVALENT	8,574,533	7,405,874
1.01.02	CREDITS	3,611,995	3,471,329
1.01.03	INVENTORIES	156,022	160,330
1.01.04	OTHER	2,543,480	2,423,178
1.01.04.01	DEFERRED / RECOVERABLE TAXES	1,803,927	1,619,202
1.01.04.02	ADVANCES TO EMPLOYEES	21,420	22,381
1.01.04.03	ADVANCES TO SUPPLIERS	72,297	88,361
1.01.04.04	PREPAID EXPENSES	609,373	666,521
1.01.04.05	OTHER CURRENT ASSETS	36,463	26,713
1.02	NON-CURRENT ASSETS	23,182,773	21,502,795
1.02.01	LONG-TERM ASSETS	4,417,961	4,227,205
1.02.01.01	SUNDRY CREDITS	2,414,364	2,397,215
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	2,354,103	2,337,283
1.02.01.01.02	CREDITS RECEIVABLE	60,261	59,932
1.02.01.02	RELATED PARTIES	1,618	3,282
1.02.01.02.01	SUBSIDIARIES	1,618	3,282
1.02.01.03	OTHER	2,001,979	1,826,708
1.02.01.03.01	JUDICIAL DEPOSITS AND EMBARGOES	1,413,379	1,241,763
1.02.01.03.02	TAX INCENTIVES	63,792	63,792
1.02.01.03.03	FINANCIAL INVESTMENTS	24,366	23,783
1.02.01.03.04	PREPAID EXPENSES	488,619	486,337
1.02.01.03.05	OTHER LONG-TERM ASSETS	11,823	11,033
1.02.02	PERMANENT ASSETS	18,764,812	17,275,590
1.02.02.01	INVESTMENTS	3,658,378	2,640,210
1.02.02.01.01	HOLDINGS IN AFFILIATES	0	0
1.02.02.01.02	HOLDINGS IN SUBSIDIARIES - GOODWILL	337,957	267,710
1.02.02.01.03	OTHER INVESTMENTS	3,320,421	2,372,500
1.02.02.01.03.01	HOLDINGS ASSESSED BY THE COST METHOD	3,303,626	2,355,672
1.02.02.01.03.02	OTHER	16,795	16,828
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	12,434,081	12,030,969
1.02.02.03	INTANGIBLE ASSETS	2,317,223	2,269,159
1.02.02.04	DEFERRED ASSETS	355,130	335,252

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
01765-5	TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)

1 - CÓDE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
2	TOTAL LIABILITIES	38,068,803	34,963,506
2.01	CURRENT LIABILITIES	7,106,741	6,695,244
2.01.01	LOANS & FINANCING	2,075,217	2,095,384
2.01.02	DEBENTURES	23,385	79,568
2.01.03	SUPPLIERS	2,025,038	1,980,479
2.01.04	TAXES & CONTRIBUTIONS	1,208,093	1,146,147
2.01.04.01	DEFERRED / PAYABLE TAXES	1,066,915	1,007,137
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	141,178	139,010
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	600,671	163,184
2.01.06	OTHER	1,174,337	1,230,482
2.01.06.01	PAYROLL & SOCIAL CHARGES / BENEFITS	216,683	176,877
2.01.06.02	THIRD-PARTY CONSIGNMENTS	32,215	32,223
2.01.06.03	AUTHORIZATIONS PAYABLE	796,644	907,154
2.01.06.04	OTHER CURRENT LIABILITIES	128,795	114,228
2.02	NON-CURRENT LIABILITIES	18,800,166	14,102,728
2.02.01	LONG-TERM LIABILITIES	18,719,918	14,013,408
2.02.01.01	LOANS & FINANCING	13,433,360	8,762,090
2.02.01.02	DEBENTURES	2,192,330	2,191,590
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	2,120,222	2,060,182
2.02.01.04	OTHER	974,006	999,546
2.02.01.04.01	DEFERRED / PAYABLE TAXES	95,093	88,073
2.02.01.04.02	REFIS II - TAX REFINANCING PROGRAM	608,544	633,857
2.02.01.04.03	AUTHORIZATIONS PAYABLE	105,590	120,441
2.02.01.04.04	OTHER LONG-TERM LIABILITIES	164,779	157,175
2.02.02	UNREALIZED EARNINGS	80,248	89,320
2.02.02.01	NET DISCOUNT ON THE ACQUISITION OF AIX	1,613	3,225
2.02.02.02	OPERATING PROFIT	78,635	86,095
2.03	MINORITY SHAREHOLDINGS	1,986,634	2,757,421
2.04	NET EQUITY	10,175,262	11,408,113
2.04.01	CAPITAL STOCK	5,448,731	5,448,731
2.04.02	CAPITAL RESERVES	29,363	29,363
2.04.03	REVENUE RESERVES	3,995,663	5,195,668
2.04.03.01	LEGAL RESERVE	324,811	324,811
2.04.03.02	OTHER REVENUE RESERVES	3,670,852	4,870,857
2.04.03.02.01	INVESTMENT RESERVE	4,039,395	5,239,400
2.04.03.02.02	TREASURY STOCK	(368,543)	(368,543)
2.04.04	RETAINED EARNINGS (ACCUMULATED LOSSES)	701,505	734,351

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date - 09/30/2008

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
01765-5	TELE NORTE LESTE PARTICIPAÇÕES S/A	02.558.134/0001-58

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS)

1 - CÓDE	2 - ITEM	3 - From: 07/01/2008 To: 09/30/2008	4 - From: 01/01/2008 To: 09/30/2008	5 - From: 07/01/2007 To: 09/30/2007	6 - From: 01/01/2007 To: 09/30/2007
3.01	GROSS SALES REVENUE	6,929,266	20,132,385	6,337,773	18,710,800
3.02	DEDUCTIONS FROM GROSS REVENUE	(2,176,752)	(6,213,532)	(1,900,422)	(5,610,519)
3.03	NET SALES REVENUE	4,752,514	13,918,853	4,437,351	13,100,281
3.04	COST OF GOODS SOLD / SERVICES PROVIDED	(2,478,313)	(7,173,534)	(2,305,764)	(6,934,874)
3.05	GROSS PROFIT	2,274,201	6,745,319	2,131,587	6,165,407
3.06	OPERATING REVENUE/( EXPENSES)	(1,920,456)	(4,949,760)	(934,389)	(3,518,758)
3.06.01	SALES	(907,834)	(2,528,492)	(671,766)	(1,987,777)
3.06.02	GENERAL & ADMINISTRATIVE	(362,811)	(1,078,106)	(276,287)	(852,268)
3.06.03	FINANCIAL	(535,409)	(705,682)	(51,511)	(358,838)
3.06.03.01	FINANCIAL INCOME	343,184	850,267	212,916	639,650
3.06.03.02	FINANCIAL EXPENSES	(878,593)	(1,555,949)	(264,427)	(998,488)
3.06.04	OTHER OPERATING REVENUE	147,457	453,935	155,995	428,179
3.06.05	OTHER OPERATING EXPENSES	(245,778)	(1,080,563)	(89,509)	(756,334)
3.06.06	EQUITY ADJUSTMENTS	(16,081)	(10,852)	(1,311)	8,280
3.07	NET OPERATING INCOME (EXPENSES)	353,745	1,795,559	1,197,198	2,646,649
3.08	NON-OPERATING INCOME/(EXPENSES), NET	1,445	13,212	12,352	23,941
3.08.01	INCOME	19,877	47,527	22,667	37,904
3.08.02	EXPENSES	(18,432)	(34,315)	(10,315)	(13,963)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	355,190	1,808,771	1,209,550	2,670,590
3.10	PROVISION FOR INCOME TAX & SOC. CONTRIB.	(23,543)	(528,150)	(335,686)	(900,265)
3.11	DEFERRED INCOME TAX/SOCIAL CONTRIBUTION	(11,182)	(53,412)	(97,620)	(6,380)
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY SHAREHOLDINGS	(74,011)	(246,404)	(139,488)	(316,936)
3.15	NET PROFIT/(LOSS) FOR THE PERIOD	246,454	980,805	636,756	1,447,009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer